Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
by and among
CELGENE CORPORATION,
COBALT ACQUISITION LLC
and
PHARMION CORPORATION
November 18, 2007

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EXHIBITS

Exhibit A	-	Form of Voting Agreement
Exhibit B	-	Form of Affiliate Agreement
Exhibit 7.2(d)(1)	-	Form of Parent Tax Representations
Exhibit 7.2(d)(2)	-	Form of Company Tax Representations

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of November 18, 2007, by and among Celgene Corporation, a Delaware corporation (“Parent”), Cobalt Acquisition LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub”), and Pharmion Corporation, a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined in this Agreement have the meanings set forth in Article IX.
RECITALS
WHEREAS, the Board of Directors of each of the Company and Parent deems it advisable and in the best interests of each such corporation and its stockholders that the Company and Parent engage in a business combination;
WHEREAS, the respective Boards of Directors of Parent and the Company and the managers of Merger Sub have approved this Agreement, the merger of the Company with and into Merger Sub (the “Merger”) and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth in this Agreement, and the Board of Directors of the Company and the managers of Merger Sub have unanimously determined to recommend to their respective stockholders and members the approval and adoption of this Agreement and the Merger and the transactions contemplated hereby, subject to the terms and conditions hereof and in accordance with the provisions of the Delaware General Corporation Law (as amended, the “DGCL”) and the Delaware Limited Liability Company Act (as amended, the “LLCA”);
WHEREAS, for federal income Tax purposes, Parent and the Company intend that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (the “Treasury Regulations”), and, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Code and the corresponding provisions of the Treasury Regulations; and
WHEREAS, as a condition and further inducement to Parent and Merger Sub to enter into this Agreement and incur the obligations set forth herein, certain stockholders of the Company concurrently herewith are entering into a voting agreement with Parent and Merger Sub, in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which each such stockholder has irrevocably agreed to (i) vote in favor of adopting this Agreement and the Merger and approving the transactions contemplated hereby and (ii) grant in favor of, and deliver to, Parent an irrevocable proxy relating to the foregoing;
NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained in this Agreement and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I
THE MERGER
1.1 The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL and the LLCA, at the Effective Time, the Company shall be merged with and into Merger Sub. As a result of the Merger, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving company after the Merger (the “Surviving Company”).
1.2 Closing. The closing of the Merger (the “Closing”) shall take place on the second Business Day after the satisfaction or waiver of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions as of the Closing) set forth in Article VII, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the date and time of the Closing being referred to in this Agreement as the “Closing Date”). The Closing shall be held at the offices of Proskauer Rose LLP, 1585 Broadway, New York, New York 10036, unless another place is agreed to in writing by the parties hereto. As soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL and the LLCA (the date and time of such filing, or if a later date and time are specified in such filing, such specified later date and time, being the “Effective Time”).
1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL and the LLCA. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided in this Agreement, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.
1.4 Certificate of Incorporation and Bylaws.
(a) At the Effective Time, the certificate of formation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Company, except that the name of the Surviving Company shall be Pharmion LLC, or such other name as Parent may specify, until thereafter changed or amended as provided therein or by applicable Law.
(b) At the Effective Time, the operating agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the operating agreement of the Surviving Company, except that the name of the Surviving Company shall be Pharmion LLC, or such other name as Parent may specify, until thereafter changed or amended as provided therein or by applicable Law.

1.5 Managers and Officers. The managers of Merger Sub immediately prior to the Effective Time shall be the initial managers of the Surviving Company, each to hold office in accordance with the certificate of formation and the operating agreement of the Surviving Company. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, each to hold office in accordance with the certificate of formation and the operating agreement of the Surviving Company.
1.6 Reverse Merger Event. If the Continuity Percentage is less than 40%, for all purposes in this Agreement, (i) the Merger shall be the merger of Merger Sub with and into the Company, and as a result of such Merger, the separate existence of Merger Sub shall cease and the Company (not Merger Sub) shall be the Surviving Company after the Merger, (ii) at the Effective Time, each membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one shares of common stock, par value $.001, of the Surviving Company, (iii) at the Effective Time, the certificate of incorporation and the bylaws of the Company shall be the certificate of incorporation and the bylaws of the Surviving Company, in each case, until thereafter changed or amended as provided therein or by applicable Law, (iv) at the Effective Time, the managers of Merger Sub shall be the directors of the Surviving Company, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company and (v) all parties to this Agreement shall be deemed to have waived the conditions set forth in Sections 7.2(d) and 7.3(d).
ARTICLE II
EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS
2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:
(a) Conversion Generally. Each share of common stock, par value $.001 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1(b) or Section 2.1(e) or as to which appraisal rights are perfected pursuant to Section 2.1(f)) shall be converted into the right to receive (i) that number of validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Stock Portion”) equal to the quotient determined by dividing $47.00 by the Measurement Price and rounding the result to the nearest 1/10,000 of a share (the “Exchange Ratio”); provided, however, that if the Measurement Price is less than $56.15, the Exchange Ratio will be 0.8370 and if the Measurement Price is greater than $72.93, the Exchange Ratio will be 0.6445 and (ii) $25.00 in cash, without interest (the “Cash Portion” and, together with the Stock Portion, the “Merger Consideration”). All such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration payable in respect of such shares of Company Common Stock.
(b) Parent-Owned Shares. All shares of Company Common Stock owned by Parent or Merger Sub or any of their respective wholly owned Subsidiaries shall be cancelled and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor.
(c) Merger Sub. Each membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall continue as one membership interest of the Surviving Company, which shall constitute the only outstanding membership interest of the Surviving Company.
(d) Change in Shares. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination, contribution or exchange of shares, the Merger Consideration and any adjustments or payments to be made under Section 2.4 and any other number or amount contained herein which is based upon the price of Parent Common Stock, including the Measurement Price, or the number of shares of Company Common Stock or Parent Common Stock, as the case may be, shall be correspondingly adjusted to provide the holders of Company Common Stock, Company Options and other awards under the Company Equity Plans, the same economic effect as contemplated by this Agreement prior to such event; provided that with respect to outstanding Company Options and other awards made under the Company Equity Plans, any such adjustments shall be made only to the extent required under the applicable Company Equity Plan.
(e) Cancellation of Treasury Shares. Each share of Company Common Stock held in the Company treasury and each share of Company Common Stock, if any, owned by any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.
(f) Appraisal Rights. Shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a stockholder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares (“Dissenting Shares”) in accordance with the DGCL, shall not be converted into a right to receive the Merger Consideration, unless such stockholder fails to perfect or withdraws or otherwise loses such stockholder’s right to appraisal. If after the Effective Time such stockholder fails to perfect or withdraws or loses such stockholder’s right to appraisal, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent prompt notice of any written demands received by the Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares without the prior written consent of Parent.
2.2 Exchange of Certificates.
(a) Exchange Agent. At or prior to the Effective Time, Parent and/or the Surviving Company shall deposit, or shall cause to be deposited, with American Stock Transfer

& Trust Company or another bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, vested Company Options and other vested Company equity awards, for exchange, in accordance with this Article II, through the Exchange Agent, the Merger Consideration, including sufficient certificates representing shares of Parent Common Stock pursuant to Section 2.1(a), and amounts payable to holders of Company Options vested pursuant to Section 2.4(a) and holders of the Company equity awards vested pursuant to Section 2.4(b) (the “Exchange Fund”), in respect of shares of Company Common Stock, vested Company Options and other vested Company equity awards for which Certificates, if any, have been properly delivered to the Exchange Agent. Any portion of the Exchange Fund that remains unclaimed by the former stockholders of the Company or holders of vested Company Options or other vested Company equity awards 180 days after the Effective Time shall be returned to Parent and such security holders shall thereafter look only to Parent for payment of the Merger Consideration, without any interest thereon.
(b) Exchange Procedures. Promptly (and in any event no more than three Business Days) after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee if the Certificate formerly representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate (other than a Certificate representing Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c), in each case, without any interest thereon.
(c) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock, with a record date after the Effective Time, shall be paid to the holder of any unsurrendered Certificate, unless and until the holder of such Certificate shall surrender such

Certificate. Subject to the effect of abandoned property, escheat or other applicable Laws, following surrender of any such Certificate, there shall be paid to such holder of the certificates representing whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date at or after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date at or after the Effective Time but prior to such surrender and a payment date subsequent to such surrender, payable with respect to such whole shares of Parent Common Stock.
(d) Further Rights in Company Common Stock. The Merger Consideration issued and paid upon conversion of a share of Company Common Stock in accordance with the terms of this Agreement shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such share of Company Common Stock.
(e) Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock will be issued upon the surrender for exchange of Certificates, but in lieu thereof each holder of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock upon surrender for exchange of Company Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive an amount of cash (rounded down to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the Measurement Price. Such payment shall occur as soon as practicable after the determination of the amount of cash, if any, to be paid to each holder of Company Common Stock with respect to any fractional shares and following compliance by such holder with the exchange procedures set forth in Section 2.2(b) and in the letter of transmittal. No dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests shall not entitle the owner thereof to any rights of a stockholder of Parent.
(f) No Liability. None of Parent, the Surviving Company or the Company shall be liable to any holder of shares of Company Common Stock, Company Options or other Company equity awards for the Merger Consideration from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or other applicable Law.
(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate and any cash in lieu of fractional shares of Parent Common Stock to which the holder thereof is entitled pursuant to Section 2.2(e), without any interest thereon.
(h) Withholding. Parent, the Surviving Company or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Option such amounts as

Parent, the Surviving Company or the Exchange Agent are required to deduct and withhold under the Code, or any Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Company or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company Option in respect of whom such deduction and withholding was made by Parent, the Surviving Company or the Exchange Agent.
2.3 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter, there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificates, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.2(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c), in each case, without any interest thereon.
2.4 Company Options and Other Equity Awards.
(a) Company Options. At the Effective Time, each unvested Company Option, shall be converted into an option to acquire a number of shares of Parent Common Stock equal to the product (rounded down to the nearest number of whole shares) of (i) the number of shares of Company Common Stock subject to the Company Option immediately prior to the Effective Time, and (ii) the Option Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option immediately prior to the Effective Time, divided by (B) the Option Exchange Ratio; provided, however, that such conversion shall in all events occur in a manner satisfying the requirements of Sections 409A, 422 and 424 of the Code and Treasury Regulation Section 1.424-1. For purposes of this Agreement, the “Option Exchange Ratio” shall be the fraction having a numerator equal to the per share Merger Consideration (valuing the Stock Portion of the Merger Consideration at the Measurement Price thereof) and having a denominator equal to the Measurement Price. Except as specifically provided in this Section 2.4(a), following the Effective Time, each Company Option shall continue to be governed by the same terms and conditions as set forth in the applicable Company Equity Plan and any agreements thereunder as were applicable immediately prior to the Effective Time. In addition to the foregoing, Parent shall assume the Company Equity Plans, and the number and kind of shares available for issuance under the Company Equity Plans shall be converted into shares of Parent Common Stock in accordance with the provisions of each applicable Company Equity Plan. At the Effective Time, each vested Company Option shall, by virtue of the Merger and without any action on the part of the holders thereof, the Company, Parent or Merger Sub, be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time, from Parent, the consideration, subject to all applicable income and employment withholding taxes, such holder would have received if such holder had effected a cashless exercise of such vested Company

Option immediately prior to the Effective Time and the shares of Company Common Stock issued upon such cashless exercise were converted in the Merger into Merger Consideration pursuant to Section 2.1(a). Such cashless exercise shall be deemed to have been effected by distributing to the holder of each vested Company Option a number of shares of Company Common Stock equal to the number of shares of Company Common Stock subject to each vested Company Option, less the number of shares of Company Common Stock equal in value to the sum of the aggregate exercise price of each vested Company Option plus the aggregate income and employment withholding taxes payable as a result of the deemed exercise of each vested Company Option (measured based on the extent to which the aggregate fair market value of the total number of shares of Company Common Stock issuable under each vested Company Option immediately prior to the Effective Time exceeds the aggregate exercise price of each vested Company Option). The net number of shares of Company Common Stock deemed issued in connection with the deemed cashless exercise of each vested Company Option shall be converted on the Effective Time into the Merger Consideration. Promptly following the date of this Agreement, the Company shall deliver written notice to each holder of a Company Option informing such holder of the effect of the Merger on the Company Options.
(b) Other Company Equity Awards. Immediately prior to the Effective Time, any then outstanding restricted shares of Company Common Stock or restricted share units held under the Company Equity Plans shall become fully vested, subject to applicable income and employment withholding Taxes. All shares of Company Common Stock then outstanding as a result of the full vesting of the restricted shares of Company Common Stock or the full vesting and payment of shares of Company Common Stock in respect of outstanding restricted share units shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.
(c) Company ESPP. As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company’s 2006 Employee Stock Purchase Plan (the “Company ESPP”)) shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the Company ESPP: (i) each individual participating in the Offering (as defined in the Company ESPP) in progress as of the date of this Agreement (the “Final Offering”) shall not be permitted (A) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect when the Final Offering commenced, or (B) to make separate non-payroll contributions to the Company ESPP on or following the date of this Agreement; (ii) no individual who is not participating in the Company ESPP as of the date of this Agreement may commence participation in the Company ESPP following the date of this Agreement; (iii) the Final Offering shall end on the earlier to occur of January 31, 2008 and a date that is five days prior to the Effective Time; (iv) each Company ESPP participant’s accumulated contributions under the Company ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP as of the end of the Final Offering; and (v) the Company ESPP shall terminate immediately following the end of the Final Offering and no further rights shall be granted or exercised under the Company ESPP thereafter. All shares of Company Common Stock purchased in the Final Offering shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

(d) Reservation of Shares; Registration. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Options. Promptly after the Effective Time, Parent shall file with the SEC a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to the shares of Parent Common Stock subject to Company Options to the fullest extent permitted by Law.
(e) Further Actions. Prior to the Effective Time, the Company and its Subsidiaries, as applicable, shall use its reasonable best efforts to take any and all actions necessary, including obtaining necessary consents and/or amending and/or interpreting any provisions of the Company Equity Plans or agreements governing the terms and conditions of the Company Options to effectuate the provisions of this Section 2.4 (including approval of the Board of Directors of the Company or an authorized committee thereof).
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth on the disclosure letter delivered to Parent and Merger Sub by the Company on or prior to the date of the execution of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Annual Report on Form 10-K of the Company for the year ended December 31, 2006 (the “Company Form 10-K”), the Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K filed with or furnished to the SEC from the date of the filing of the Company Form 10-K to the date of this Agreement (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of such reports and except as expressly provided in Section 3.6 of the Company Disclosure Letter), the Company hereby represents and warrants to Parent and Merger Sub that:
3.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, and the Company has all requisite corporate power and authority to own and operate its properties and to carry on its businesses as now conducted. The Company is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except where the failure to be so qualified as a foreign corporation would not have, either individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent a complete and correct copy of the certificate of incorporation and bylaws, each as amended to date, of the Company and each of its Subsidiaries. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws. The Subsidiaries of the Company are not in violation, in any material respect, of any of the provisions of their respective certificates or articles of incorporation or bylaws (or equivalent organizational documents).
3.2 Subsidiaries. Except as set forth on Section 3.2 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person. There are no contractual obligations of the Company or any of its Subsidiaries to make any loan to, or any investment (in the form of a capital contribution or otherwise) in, any

Subsidiary of the Company or any other Person. Each Subsidiary of the Company is either wholly owned by the Company or a Subsidiary or Subsidiaries of the Company as indicated on Section 3.2 of the Company Disclosure Letter. Each outstanding share of capital stock of or other equity interest in each of the Company’s Subsidiaries is owned by the Company or a wholly owned Subsidiary, free and clear of any Liens, except Permitted Liens. Each of the Subsidiaries which should be identified on Section 3.2 of the Company Disclosure Letter is duly organized, validly existing and in good standing (to the extent the concept of good standing is applicable) under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate power and authority to own its properties and to carry on its businesses as now conducted and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except where the failure to be qualified as a foreign corporation would not have, either individually or in the aggregate, a Company Material Adverse Effect. Section 3.2 of the Company Disclosure Letter sets forth the name, jurisdiction of incorporation or formation and the authorized and outstanding capital stock of each Subsidiary of the Company.
3.3 Authorization; Valid and Binding Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate, on the terms and subject to the conditions of this Agreement, the transactions contemplated by this Agreement, subject in the case of the consummation of the Merger to the adoption of this Agreement by the holders of a majority (assuming the accuracy of the representations and warranties set forth in Section 4.21) of the outstanding shares of Company Common Stock on the record date for the Stockholders’ Meeting (the “Company Stockholder Approval”). All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of the Company hereunder has been taken, subject only to obtaining the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement is a valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. As of the date of this Agreement, the Board of Directors of the Company, subject to Sections 6.2 and 6.4, has unanimously resolved to recommend that the Company’s stockholders adopt this Agreement and approve the Merger (the “Company Recommendation”).
3.4 Governmental Filings; No Violations; Consents and Waivers.
(a) Except as set forth on Section 3.4(a) of the Company Disclosure Letter and for (i) the applicable requirements, if any, of state securities or “blue sky” laws (“Blue Sky Laws”), (ii) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (iii) filings under the Exchange Act and the Securities Act, (iv) any filings required under the rules and regulations of The Nasdaq Stock Market, (v) the filing of the Certificate of Merger pursuant to the DGCL and the LLCA, (vi) the filings outside the United States as set forth on Section 3.4(a) of the Company Disclosure Letter (the “Foreign Filings”), and (vii) any consents, approvals, authorizations, permits, notices, actions or filings, the failure of which to obtain, take or make, would not have, either individually or in the aggregate, a Company Material Adverse Effect, the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement do not (A) require any material authorization, consent, approval, exemption or other action by or notice to any court or Governmental Entity or (B) conflict with or result in a material breach of any Law to which the Company or any of its Subsidiaries are subject.
(b) Except as set forth in Section 3.4(b) of the Company Disclosure Letter, neither the execution, delivery or performance of this Agreement nor the consummation of the Merger by the Company will, directly or indirectly (with or without the giving of notice or the passage of time or both), (i) except as would not have, either individually or in the aggregate, a Company Material Adverse Effect, require any consent under any Company Contract, (ii) except as would not have, either individually or in the aggregate, a Company Material Adverse Effect, if the consents set forth in Section 3.4(b) of the Company Disclosure Letter are obtained prior to the Closing, (A) violate, result in a breach of, conflict with or entitle any other Person to accelerate the maturity or performance under, amend, call a default under, exercise any remedy under, modify, rescind, suspend or terminate, (B) entitle any Person to any right or privilege to which such Person was not entitled immediately before this Agreement or any other agreement or document contemplated by this Agreement was executed under, or (C) create any obligation on the part of the Company or any of its Subsidiary that it was not obligated to perform immediately before this Agreement or any other agreement or document contemplated by this Agreement was executed under, any term of any Company Contract (assuming, as to the Surviving Company, that it was a party thereto immediately before this Agreement was executed), (iii) violate or result in the breach of any term of the certificate of incorporation (or other charter document), by-laws or resolution of the Board of Directors, any committee of the Board of Directors, stockholders or comparable bodies of the Company or any of its Subsidiaries or (iv) except as would not have, either individually or in the aggregate, a Company Material Adverse Effect, result in the amendment, creation, imposition or modification of any Lien other than a Permitted Lien upon or with respect to any of the properties or assets that the Company or any of its Subsidiary owns, uses or purports to own or use.
3.5 Capital Stock. The authorized capital stock of the Company consists of (a) 10,000,000 shares of preferred stock, of which, as of the date of this Agreement, no share is issued and outstanding and (b) 100,000,000 shares of Company Common Stock, of which, as of the date of this Agreement, 37,321,765 shares (excluding shares issued pursuant to the exercise of Company Options that may have been exercised during the period between November 16, 2007 and the date of this Agreement) were issued and outstanding, and there are outstanding restricted stock units representing 316,098 shares of Company Common Stock. As of the date of this Agreement, there are outstanding Company Options to purchase an aggregate of 2,880,113 shares (including Company Options that may have been exercised during the period between November 16, 2007 and the date of this Agreement) of Company Common Stock. All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Other than as set forth in this Section 3.5 or pursuant to the Company Equity Plans, there is no outstanding, and there has not been reserved for issuance any: (i) share of capital stock or other voting securities of the Company or its Subsidiaries; (ii) security of the Company or its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company or its Subsidiaries; (iii) Company Option or other right or option to acquire from the Company or its Subsidiaries, or obligation of the Company or its Subsidiaries to issue, any shares of capital stock, voting securities or security convertible into or exchangeable for shares of capital stock or voting securities of the Company or its Subsidiaries, as the case may be; or (iv) equity equivalent interest in the ownership or earnings of the Company or its Subsidiaries or other similar right (the items in clauses (i) through (iv) collectively, “Company Securities”). There is no outstanding obligation of the Company or its Subsidiaries to repurchase, redeem or otherwise acquire any Company Security. There is no stockholder agreement, voting trust or other agreement or understanding to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries are bound relating to the voting, purchase, transfer or registration of any shares of capital stock of the Company or any of its Subsidiaries or preemptive rights with respect thereto.
3.6 Company SEC Reports.
(a) The Company has filed with or otherwise furnished to the Securities and Exchange Commission (the “SEC”) all material forms, reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since December 31, 2003 (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein, the “Company SEC Reports”). No Subsidiary of the Company is required to file with or furnish to the SEC any such forms, reports, schedules, statements or other documents. As of their respective dates, the Company SEC Reports, including any financial statements or schedules included or incorporated by reference therein, at the time filed (or, if amended, as of the date of such amendment) (i) complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b) The Company maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that has been designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(c) The Company maintains a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) necessary in order for the Chief Executive Officer and Chief Financial Officer of the Company to engage in the review and evaluation process mandated by the Exchange Act and the rules promulgated thereunder. The Company’s “disclosure controls and procedures” are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports.
(d) Since December 31, 2003, the Company has not received any oral or written notification of a (x) “reportable condition” or (y) “material weakness” in the Company’s internal controls over financial reporting. The terms “reportable condition” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards 60, as in effect on the date hereof.
(e) The Company has provided to Parent copies of all correspondence sent to or received from the SEC by the Company or its Subsidiaries or their respective counsel or accountants since December 31, 2003. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to Company SEC Reports.
(f) The audited consolidated financial statements included in the Company’s annual report on Form 10-K for the year ended December 31, 2006 and the unaudited consolidated interim financial statements included in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2007 (including any related notes and schedules) and the other financial statements included in the Company SEC Reports fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods set forth therein, and in each case were prepared in conformity with GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto and subject, in the case of financial statements for quarterly periods, to normal year-end adjustments not material in amount). The books of account and other financial records of the Company and each of its Subsidiaries are true and complete in all material respects and reflect only actual transactions.
(g) There is no liability or obligation of the Company or any of its Subsidiaries (whether accrued, contingent, absolute, determined or determinable) other than: (i) liabilities or obligations disclosed or provided for in the unaudited consolidated balance sheet of the Company as of September 30, 2007 or disclosed in the notes thereto (the “Company Current Balance Sheet”); (ii) liabilities or obligations incurred after September 30, 2007 in the ordinary course of the Company’s business; (iii) liabilities incurred in connection with the transactions contemplated by this Agreement or disclosed on Section 3.6 of the Company Disclosure Letter; (iv) liabilities under any agreement, lease, note, mortgage, indenture or other obligation of the Company or any of its Subsidiaries, which is not in violation of the terms of this Agreement; and (v) other liabilities or obligations which would not, either individually or in the aggregate, have a Company Material Adverse Effect.
3.7 Absence of Certain Changes or Events. Since September 30, 2007 and prior to the date of this Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practice. Since September 30, 2007, (a) there has not been any Company Material Adverse Effect and (b) none of the Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1.
3.8 Title to Properties.
(a) The Company or one of its Subsidiaries owns good and marketable title to, or holds pursuant to valid and enforceable leases, all of the material personal property shown to be owned by them on the Company Current Balance Sheet, free and clear of all Liens, except for Permitted Liens or other imperfections of title, if any, that, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect. All material personal property shown to be owned by the Company and its Subsidiaries on the Company Current Balance Sheet have been maintained in accordance with the Company’s and its Subsidiaries’ normal practices and are in usable condition for the operation of the Company’s and its Subsidiaries’ businesses, ordinary wear and tear excepted.
(b) Neither the Company nor any of its Subsidiaries owns, or ever has owned, any real property.
(c) The real property demised by the leases described on Section 3.8(c) of the Company Disclosure Letter (the “Company Leased Real Property”) constitutes all of the real property leased by the Company and its Subsidiaries. Except as set forth on Section 3.8(c) of the Company Disclosure Letter, the Company Leased Real Property leases are in full force and effect, subject to proper authorization and execution of such lease by the other party and the application of any bankruptcy or creditor’s rights Laws or general principles of equity. As of the date of this Agreement, neither the Company nor any Subsidiary is in default in any material respect under any of such leases.
3.9 Tax Matters. The Company and its Subsidiaries have filed all material Tax Returns that are required to be filed by them (taking into account any extensions of time to file that have been duly perfected). All such Tax Returns were true, correct and complete in all material respects when filed. All material Taxes have been fully paid or properly accrued. The provision for Taxes on the Company Current Balance Sheet is sufficient in all material respects for all accrued and unpaid Taxes as of the date thereof and all material Taxes which the Company or any Subsidiary of the Company is obligated to withhold from amounts owing to any employee, creditor or third party have been fully paid or properly accrued. There are no Liens with respect to any Taxes upon any of the Company’s or its Subsidiaries’ assets, other than (i) Taxes, the payment of which is not yet due, or (ii) Taxes or charges being contested in good faith by appropriate proceedings. The Company and its Subsidiaries have complied in all material respects with all Laws, rules and regulations relating to the payment and withholding of Taxes, and are not liable for any such Taxes in a material amount or for failure to comply with such Laws, rules and regulations. There are no audits, claims, assessments, levies, administrative or judicial Proceedings pending against the Company or any Subsidiary by any tax authority. Since January 1, 2003, neither the Company nor any Subsidiary has received written notice of any claim made by any Governmental Entity in a jurisdiction where the Company or such Subsidiary does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction. There is no outstanding agreement, waiver or consent providing for an extension of the statutory period of limitations with respect to any material Taxes or Tax Returns of the Company or any Subsidiary, and no power of attorney granted by the Company or any Subsidiary with respect to any material Tax matter is currently in force. Neither the Company nor any Subsidiary is a party to or is otherwise bound by any agreement providing for the allocation or sharing of Taxes or has any obligation or liability under any such agreement to which it was once a party or otherwise bound, other than any obligation arising under a loan or credit agreement or under any contract entered into in the ordinary course of business that provides for the gross-up of a payment. Neither the Company nor any Subsidiary is a party to a “reportable transaction” as defined in Section 6011 of the Code or the regulations thereunder. Neither the Company nor any of its Subsidiaries has been or is required to make any material adjustment pursuant to section 481(a) of the Code or any similar provision of state, local or foreign tax law by reason of any change in any accounting method, there is no application pending with any taxing authority requesting permission for any change in any material accounting method for Tax purposes and no taxing authority has proposed any such adjustment or change in accounting method. Neither the Company nor any of its Subsidiaries has any liability for Taxes of any person (other than the Company and its Subsidiaries) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local or foreign law) or as a transferee or successor. There are no tax rulings, requests for rulings or closing agreements relating to the Company or any of its Subsidiaries that could affect their liability for material Taxes for any period after the Closing Date. Neither the Company nor any of its Subsidiaries will be required to include in the gross income of a taxable period ending after the Closing Date material income or gain attributable to cash received, or an account receivable that arose, in a prior taxable period and that was not recognized in that prior taxable period, as a result of the installment method, the completed contract method or the cash method of accounting or any other method of accounting or section 263A of the Code. All copies of federal and state income or franchise Tax Returns that the Company has made available to Parent are true and complete copies. Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is not, nor was it or will it be, at any time during the five-year period ending on the date on which the Effective Time occurs, a “United States real property holding corporation” within the meaning of section 897(c) of the Code.
3.10 Material Contracts.
(a) Section 3.10 of the Company Disclosure Letter contains a complete and accurate list of the Company Contracts as of the date hereof. All the Company Contracts that are required to be described in the Company SEC Reports or required to be filed as exhibits thereto have been described or filed as required.
(b) Each of the Company Contracts is a valid and binding obligation of the Company (or the Subsidiaries of the Company party thereto), and to the Company’s knowledge, the other parties thereto, enforceable against the Company and its Subsidiaries and, to the Company’s knowledge, the other parties thereto in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization, arrangement or similar Laws affecting creditors’ rights generally and by general principles of equity.

(c) Neither the Company nor any of its Subsidiaries is, nor to the Company’s knowledge is any other party, in breach, default or violation (and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Company Contract to which the Company or any of its Subsidiaries is now a party, or by which any of them or any of their respective properties or assets may be bound, except for breaches, defaults or violations that would not have, either individually or in the aggregate, a Company Material Adverse Effect.
3.11 Intellectual Property.
(a) Section 3.11(a) of the Company Disclosure Letter sets forth a true, correct, and complete list of all material registered or applied for Company Intellectual Property Rights that are owned by the Company or any of its Subsidiaries. To the Company’s knowledge, the Company or any of its Subsidiaries, unless otherwise stated in Section 3.11(a) of the Company Disclosure Letter, is the sole and exclusive beneficial and record owner of all such Company Intellectual Property Rights and all such Company Intellectual Property Rights are subsisting and have not been declared invalid and/or unenforceable, except where (i) the failure to so own such rights, (ii) the failure of such rights to be subsisting, or (iii) declarations of invalidity and/or unenforceability, either individually or in the aggregate, would not have a Company Material Adverse Effect.
(b) To the Company’s knowledge, the Company and each of its Subsidiaries owns, or is licensed or otherwise possesses sufficient legally enforceable rights to use all Company Intellectual Property Rights, free and clear of all Liens, except for any such failures to own, be licensed, possess or enforce that, either individually or in the aggregate, would not have a Company Material Adverse Effect.
(c) Except as set forth in Section 3.11(c) of the Company Disclosure Letter, to the Company’s knowledge, (A) neither the use of any Company Intellectual Property Rights by the Company or its Subsidiaries nor the conduct of the business of the Company or its Subsidiaries conflicts with, infringes upon, violates or interferes with, or constitutes an appropriation of any right, title, interest or goodwill, including any valid patent, trademark, trade name, service mark or copyright or other intellectual property right of any other Person and (B) neither the Company nor any of its Subsidiaries has received written notice of any claim by third parties or otherwise has knowledge that any Company Intellectual Property Right is invalid or unenforceable, except where the failure to be valid or enforceable would not, either individually or in the aggregate, have a Company Material Adverse Effect.
(d) Except as set forth in Section 3.11(d) of the Company Disclosure Letter, to the Company’s knowledge, no Person materially conflicts with, infringes upon, violates or interferes with, or otherwise misappropriates any material Company Intellectual Property Right owned by the Company or any of its Subsidiaries, and there is no such Proceeding threatened or pending by the Company or any of its Subsidiaries.

(e) The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of any Company Intellectual Property Right or payment of any additional amounts with respect to any Company Intellectual Property Right, except, in each case, as would not, either individually or in the aggregate, have a Company Material Adverse Effect. Except as set forth in Section 3.11(e) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not require the consent of any other Person in respect of any material Company Intellectual Property Right.
3.12 Litigation. Except as set forth in Section 3.12 of the Company Disclosure Letter, there is no action, suit, hearing, claim, investigation, arbitration or proceeding (“Proceeding”) pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or their respective assets or properties, or their respective officers and directors, in their capacity as such, before or by any court, arbitrator or Governmental Entity that, if adversely determined, would reasonably be expected to have a Company Material Adverse Effect or, as of the date of this Agreement, which challenges this Agreement or the transactions contemplated by this Agreement. There is no unsatisfied judgment or award, decision, decree, injunction, rule or order of any Governmental Entity, court or arbitrator outstanding against the Company or any of its Subsidiaries that would reasonably be expected to materially and adversely affect the Company’s ability to consummate the transactions contemplated by this Agreement.
3.13 Company Employee Benefit Plans.
(a) Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) other than any Foreign Plan, “employee benefit plans” within the meaning of Section 3(3) of ERISA, all medical, dental, life insurance, flexible reimbursement equity accounts, equity (including the Company Equity Plans and the Company ESPP), bonus (sales incentive, short and long term) or other incentive compensation, disability, salary continuation, severance, retention, retirement, pension, deferred compensation, vacation, sick pay or paid time off plans or policies, relocation and expatriate policies, and any other material plans, agreements (including employment, consulting and collective bargaining agreements), policies, trust funds or arrangements (whether written or unwritten, insured or self-insured) (each a “Company Plan,” and collectively, the “Company Plans”), and (ii) all material employee benefit plans, policies, agreements or arrangements mandated by a government other than the United States or that are subject to the Laws of a jurisdiction outside of the United States (each, a “Foreign Plan,” and collectively, the “Foreign Plans”), in each case either (A) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company, its Subsidiaries or any of their respective ERISA Affiliates on behalf of any employee, officer, director, stockholder or other service provider of the Company or its Subsidiaries (whether current, former or retired) or their beneficiaries, or (B) with respect to which the Company, its Subsidiaries or any of their respective ERISA Affiliates has any obligation on behalf of any such employee, officer, director, stockholder or other service provider or beneficiary.
(b) The Company has made available to Parent: (i) copies of all material documents setting forth the terms of each Company Plan and Foreign Plan, including all amendments thereto and all related trust documents; (ii) the three most recent annual reports (Form Series 5500), summary annual reports, discrimination testing results, if any, required under ERISA or the Code in connection with each Company Plan; (iii) the most recent actuarial reports (if applicable) for all Company Plans; (iv) the most recent summary plan description, if any, required under ERISA with respect to each Company Plan and Foreign Plan; (v) all material written contracts, instruments or agreements relating to each Company Plan and Foreign Plan, including administrative service agreements and group insurance contracts; (vi) the most recent IRS determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code; (vii) all filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program; and (viii) with respect to any Company Plan that is a health plan, dental plan or health care reimbursement plan, documentation supporting adoption of the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations promulgated thereunder.
(c) None of the Company, its Subsidiaries, any of their respective ERISA Affiliates or any of their respective predecessors has ever contributed to, contributes to, has ever been required to contribute to, or otherwise participated in or participates in or in any way, directly or indirectly, has any liability with respect to any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code) or any “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Sections 4063, 4064 or 4069 of ERISA.
(d) With respect to each of the Company Plans and the Foreign Plans (as applicable), except as set forth on Section 3.13(d) of the Company Disclosure Letter: (i) each Company Plan intended to qualify under Section 401(a) of the Code has received a determination letter from the IRS, or is subject to an opinion letter, upon which it may rely regarding its qualified status under the Code for all statutory and regulatory changes with respect to plan qualification requirements for which the IRS will issue such a letter and nothing has occurred, whether by action or by failure to act, that caused or could cause the loss of such qualification or the imposition of any material penalty or Tax liability; (ii) all payments required by each Company Plan and each Foreign Plan, any collective bargaining agreement or other agreement, or by Law (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been made or provided for by the Company or its Subsidiaries in accordance with the provisions of each of the Company Plans, applicable Law and GAAP (if applicable); (iii) no Proceeding has been threatened in writing, asserted, instituted or, to the knowledge of the Company, is anticipated against or relating to any of the Company Plans or the Foreign Plans (other than non-material routine claims for benefits and appeals of such claims) or any of the assets of any trust of any of the Company Plans or the Foreign Plans; (iv) each Company Plan complies in form and has been maintained and operated in all material respects in accordance with its terms and applicable Law, including ERISA and the Code; (v) none of the Company, any of its Subsidiaries or, to the Company’s knowledge, any third party, has engaged in a non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, with respect to the Company Plans and no such “prohibited transaction” with respect to the Company Plans is reasonably expected to occur as a result of any action or inaction by the Company, any of its Subsidiaries or, to the Company’s knowledge, any third party; (vi) no Company Plan is under, and neither the Company nor its Subsidiaries has received any notice of, an audit or investigation by the IRS, Department of Labor or any other

Governmental Entity, and no such completed audit, if any, has resulted in the imposition of any material Tax or penalty; (vii) no Company Plan or Foreign Plan provides post-retirement health and welfare benefits to any current or former employee of the Company or its Subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable Law; and (viii) there are no loans by the Company or any of its Subsidiaries to any of their respective employees, officers, directors or other service providers outstanding, and there have never been any loans by the Company or any of its Subsidiaries in violation of Section 402 of Sarbanes-Oxley.
(e) With respect to each Foreign Plan: (i) each Foreign Plan has been maintained and operated in all material respects in accordance with the applicable plan document and all applicable Laws and other requirements, and if intended to qualify for special tax treatment, satisfies all requirements for such treatment; and (ii) no Foreign Plan is under, and neither the Company nor any of its Subsidiaries has received any notice of, an audit or investigation by any Governmental Entity, and no such completed audit, if any, has resulted in, the imposition of any material penalty or material Tax liability.
(f) Except as set forth on Section 3.13(f) of the Company Disclosure Letter: (i) the consummation of the Merger alone, or in combination with a termination of any employee, officer, director, stockholder or other service provider of the Company or its Subsidiaries (whether current, former or retired) or their beneficiaries (where such termination event would not alone have an effect described in this clause (i)), will not give rise to any liability under any Company Plan or Foreign Plan, including liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, officer, director, stockholder or other service provider of the Company or its Subsidiaries (whether current, former or retired) or their beneficiaries; (ii) no amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Merger, by any employee, officer, director, stockholder or other service provider of the Company or its Subsidiaries under any Company Plan, Foreign Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code. The Company has provided the following to Parent: (i) the preliminary estimated maximum amount that could be paid to each “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G—1) in connection with the Merger under all employment, severance and termination agreements, other compensation arrangements and Company Plans currently in effect, assuming that the individual’s employment with the Company or its Subsidiaries is terminated immediately following the Effective Time and (ii) the “base amount” (as defined in Section 280G(b)(e) of the Code) for each such individual as of the date of this Agreement. Within 15 Business Days following the date of this Agreement, the Company will provide final estimates of the aforementioned information to Parent.
(g) None of the Company, its Subsidiaries, any of their respective ERISA Affiliates has made any promises or commitments, whether legally binding or not, to create any additional Company Plan, Foreign Plan, agreement or arrangement, or to modify or change in any material way any existing Company Plan or Foreign Plan (other than to bring any Company

Plan into compliance with Section 409A of the Code, as set forth in Section 3.13(f) of the Company Disclosure Letter).
(h) Each Company Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in good faith compliance with Section 409A of the Code from the period beginning January 1, 2005 through the date hereof.
(i) Except as would not have, either individually or in the aggregate, a Company Material Adverse Effect, any individual who performs services for the Company or any of its Subsidiaries and who is not treated as an employee for federal income tax purposes by the Company or its Subsidiaries is not an employee under applicable Law or for any purpose including for Tax withholding purposes or Company Plan purposes. The Company and its Subsidiaries have no material liability by reason of an individual who performs or performed services for the Company or its Subsidiaries in any capacity being improperly excluded from participating in a Company Plan. Each employee of the Company and its Subsidiaries has been properly classified as “exempt” or “non-exempt” under applicable Law.
(j) Each Company Option (i) has an exercise price at least equal to the fair market value of Company Common Stock on the date of the grant, (ii) no Company Option has had its exercise date or grant date delayed or “back-dated,” and (iii) all Company Options have been issued in compliance in all material respects with all applicable Laws and properly accounted for in all material respects in accordance with GAAP. Section 3.13(j) of the Company Disclosure Letter sets forth a complete and accurate list, as of November 15, 2007, of: (x) all Company Equity Plans, indicating for each Company Equity Plan the number of shares of Company Common Stock authorized for issuance under such Company Equity Plans, the number of shares of Company Common Stock reserved for future issuance under such Company Equity Plan, and the number of shares of Company Common Stock available for future issuance under such Company Equity Plan, and (y) all holders of outstanding Company Options or other equity awards, indicating with respect to each Company Option or other award the Company Equity Plan under which it was granted, the number of shares of Company Common Stock subject to such Company Option or other award, the exercise price, the date of grant, and the vesting schedule (including any acceleration provisions with respect thereto), as applicable. All of the shares of capital stock of the Company subject to Company Options or other equity awards will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights.
3.14 Insurance. Section 3.14 of the Company Disclosure Letter lists each material insurance policy maintained by the Company and its Subsidiaries. All of such insurance policies are in full force and effect, and neither the Company nor any Subsidiary is in material default with respect to its obligations under any of such insurance policies.
3.15 Compliance with Laws; Permits.
(a) Except as set forth on Section 3.15(a) of the Company Disclosure Letter or except as would not have, either individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with all Laws applicable to the

Company and its Subsidiaries, including the Laws enforced and regulations issued by the DEA, the Department of Health and Human Services and its constituent agencies, the FDA, the Centers for Medicare & Medicaid Services, and Office of Inspector General, including the anti-kickback Law (Social Security Act § 1128B(b)) and analogous Laws of the various states, the drug price reporting requirements of titles XVIII and XIX of the Social Security Act, the federal False Claims Act (31 U.S.C. § 3729 et seq.), the federal Social Security Act, the federal False Statements Act, the federal Program Fraud Civil Penalties Act, the federal Health Insurance Portability and Accountability Act, and analogous federal and state Laws, and the Laws precluding off-label marketing of drugs. Except as would not have, either individually or in the aggregate, a Company Material Adverse Effect, to the Company’s knowledge, neither the Company nor any of its Subsidiaries is under investigation with respect to, nor has the Company nor any of its Subsidiaries been threatened in writing to be charged with or been given written notice of any violation of, any applicable Law.
(b) Except as set forth on Section 3.15(b) of the Company Disclosure Letter or except as would not have, either individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has and maintains in full force and effect, and is in compliance with, all Permits necessary for each of the Company and its Subsidiaries to carry on its business as currently conducted and to own and operate its properties and (ii) neither the Company nor any of its Subsidiaries has received written notice that the Person issuing or authorizing any such Permit intends to terminate, or will refuse to renew or reissue, any such Permit upon its expiration.
(c) Since the enactment of the Sarbanes-Oxley Act, each of the Company and its Subsidiaries has been and are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder and (ii) the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market.
(d) Neither the Company, its Subsidiaries, nor, to the knowledge of the Company, any individual employed or engaged by the Company or its Subsidiaries has had criminal culpability under, has been fined by, or has been excluded, debarred, terminated or suspended, or received notice of any proceeding to exclude debar, terminate or suspend from participation in, the health insurance program administered under Title XVIII of the Social Security Act (“Medicare”), any state program for medical assistance administered under Title XIX of the Social Security Act (“Medicaid”), any other federal health care program (as defined in 42 U.S.C. § 1320a-7b(f)), any other State sponsored reimbursement program, or any other health insurance program operated or maintained by a third party payor (each such program, a “Medical Reimbursement Program”). To the Company’s knowledge, neither the Company, its Subsidiaries, nor any individual employed or engaged by Company or its Subsidiaries, is under investigation by the Office of the Inspector General of the United States Department of Health and Human Services (“OIG”) or any other Governmental Entity.
(e) Except as set forth on Section 3.15(e) of the Company Disclosure Letter, to the Company’s knowledge, there are no Medical Reimbursement Program compliance matters that currently have, have had or would reasonably be expected to have, a Company Material Adverse Effect.

(f) The marketing practices, billing and reporting policies, arrangements, protocols and instructions of the Company and its Subsidiaries comply in all material respects with the requirements of each Medical Reimbursement Program and applicable Law in all material respects.
3.16 Regulatory Compliance.
(a) All Pharmaceutical Products that are subject to the jurisdiction of the FDA are being developed, manufactured, labeled, stored, tested, marketed, promoted and distributed in compliance with all applicable requirements under the Federal Food, Drug and Cosmetic Act of 1938, as amended, the Public Health Service Act of 1944, as amended (the “PHSA”), and their implementing regulations, and all similar regulatory requirements, including those relating to investigational use, pre-market clearance and applications or abbreviated applications to market a new Pharmaceutical Product, except for any noncompliance that would not have, either individually or in the aggregate, a Company Material Adverse Effect. As used in this Agreement, the term “Pharmaceutical Products” means all biological and drug candidates, compounds or products being researched, tested, developed, manufactured or distributed by the Company or any of its Subsidiaries. All Pharmaceutical Products that are subject to the jurisdiction of the European Medicines Agency (“EMEA”) or any other foreign Governmental Entity are being developed, labeled, stored, tested and distributed in compliance with all applicable requirements under applicable foreign law and the regulatory requirements of the EMEA or such other foreign Governmental Entities, as the case may be, including those relating to investigational use, pre-market clearance and applications or abbreviated applications to market a new Pharmaceutical Product, except for any noncompliance that would not have, either individually or in the aggregate, a Company Material Adverse Effect.
(b) All preclinical studies (when required by applicable Law) and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company and its Subsidiaries have been, and are being, conducted in material compliance with the requirements of Good Laboratory Practice and Good Clinical Practice and all requirements relating to protection of human subjects contained in Title 21, Parts 50, 54, and 56 of the United States Code of Federal Regulations (“C.F.R.”), and all applicable similar regulatory requirements of the EMEA and other foreign Governmental Entities, except for any noncompliance that would not have, either individually or in the aggregate, a Company Material Adverse Effect.
(c) To the knowledge of the Company, all manufacturing operations conducted for the benefit of the Company and its Subsidiaries have been and are being conducted in material compliance with FDA’s current Good Manufacturing Practice regulations for drug and biological products and all applicable similar regulatory requirements of the EMEA and any other foreign Governmental Entities, except for any noncompliance that would not have, either individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with all registration and listing requirements set forth in 21 United States Code (“U.S.C.”) § 360 and 21 C.F.R. Part 207 and all similar Laws, except for any noncompliance that would not have, either individually or in the aggregate, a Company Material Adverse Effect.

(d) No Pharmaceutical Product has been recalled, suspended, or discontinued as a result of any action by the FDA, EMEA or any other foreign Governmental Entity, by the Company or any of its Subsidiaries or, to the knowledge of the Company, by any licensee, distributor or marketer of any Pharmaceutical Product, in the United States or outside of the United States.
(e) Neither the Company nor any of its Subsidiaries has received any notice from the FDA, EMEA or any other foreign Governmental Entity that it has commenced, or threatened to initiate, any action to withdraw approval, place sales or marketing restrictions on or request the recall of any Pharmaceutical Product, or that it has commenced, or threatened to initiate, any action to enjoin or place restrictions on the production of any Pharmaceutical Products.
(f) Since January 1, 2006, the Company has reported, in accordance with applicable Law, the occurrence of all serious adverse events with respect to any patients participating in clinical trials sponsored by the Company or any of its Subsidiaries.
(g) As to the Pharmaceutical Products of the Company and its Subsidiaries for which a biological license application, new drug application, investigational new drug application or similar state or foreign regulatory application has been approved, the Company and its Subsidiaries are in compliance with all Laws applicable to the Company or its Subsidiaries, and all terms and conditions of such licenses or applications, except for any noncompliance that would not have, either individually or in the aggregate, a Company Material Adverse Effect.
3.17 Product Registration Files. The product registration files and dossiers of the Company and each of its Subsidiaries have been maintained, in all material respects, in accordance with applicable Law. To the knowledge of the Company, the filings made by the Company and its Subsidiaries for regulatory approval or registration of the candidates, compounds or products of the Company or any of its Subsidiaries were, at the time of such filings, true and correct in all material respects.
3.18 Environmental Matters. Other than exceptions to any of the following that, either individually or in the aggregate, would not have a Company Material Adverse Effect:
(a) All of the operations of the Company, its Subsidiaries and their respective assets, including any operations at or from any Company Leased Real Property or, to the Company’s knowledge, any real property formerly used, leased, occupied, managed or operated by the Company or any of its Subsidiaries (the “Former Company Real Property”), comply, and have at all times during the Company’s or any of its Subsidiaries’ lease, use, occupancy, management or operation complied, with all applicable Environmental Laws. Neither the Company nor any of its Subsidiaries, or, to the knowledge of the Company, any other Person, has engaged in, authorized, allowed or suffered any operations or activities upon any of the Company Leased Real Property or Former Company Real Property for the purpose of or in any way involving the handling, manufacture, treatment, processing, storage, use, generation, release, discharge, emission, dumping or disposal of any Hazardous Substances at, on or under the

Company Leased Real Property or the Former Company Real Property, except in compliance with all applicable Environmental Laws.
(b) Neither the Company Leased Real Property nor to the knowledge of the Company, the Former Company Real Property contains any Hazardous Substances in, on, over, under or at it in concentrations which would impose liability or obligations on the Company or any Subsidiary under any applicable Environmental Laws for any investigation, corrective action, remediation or monitoring of Hazardous Substances in, on, over, under or at such Company Leased Real Property or any Former Company Real Property. None of such Company Leased Real Property nor, to the knowledge of the Company, any Former Company Real Property, is listed or proposed for listing on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., or any similar inventory of sites requiring investigation or remediation maintained by any state. Neither the Company nor any of the Company’s Subsidiaries has received any written notice from any Governmental Entity or other Person of any actual or threatened Environmental Liabilities with respect to the Company, its Subsidiaries, the Company Leased Real Property, or the conduct of the business of the Company or any of its Subsidiaries, except for such matters which have been resolved.
(c) The Company has provided to Parent all environmental reports, assessments, audits, studies, investigations, data and other written environmental information in its custody, possession or control concerning the Company, its Subsidiaries, and their respective assets and the Company Leased Real Property and Former Company Real Property.
(d) To the Company’s knowledge, neither the Company nor any of its Subsidiaries has expressly by contract, or, to the knowledge of the Company, by operation of Law or otherwise, assumed or succeeded to any Environmental Liabilities of any predecessors or any other Person.
3.19 Affiliated Transactions. Except as set forth on Section 3.19 of the Company Disclosure Letter, the Company has no knowledge that any current officer, director or Affiliate of the Company is a party to any material agreement, contract, commitment or transaction with the Company or its Subsidiaries or has any material interest in any material property used by the Company or its Subsidiaries or in a Person that is a party to any Company Contract that would be required to be disclosed under Item 404 of Regulation S-K.
3.20 Labor and Employment Matters. Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement and there are no labor unions, works councils or other organizations representing, purporting to represent or attempting to represent any employee of the Company or any of its Subsidiaries. No strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred, or, to the knowledge of the Company, has been threatened or is anticipated with respect to any employee of the Company or any of its Subsidiaries. There are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending, threatened or, to the knowledge of the Company, anticipated with respect to any employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the

National Labor Relations Act, 29 U.S.C. §151 et seq., or as governed by relevant Laws of each country in which the Company or any of its Subsidiaries conducts business, except as would not have, either individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, workers’ compensation, terms and conditions of employment, worker safety, wages and hours, civil rights, discrimination, immigration, collective bargaining, and the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2109 et seq. or the regulations promulgated thereunder (the “WARN Act”). There are no outstanding claims of harassment, discrimination, retaliatory act or similar actions against any employee, officer or director of the Company or any of its Subsidiaries and, to the knowledge of the Company, no facts exist that could reasonably be expected to give rise to such claims or actions. The Company and its Subsidiaries are not required to have, and do not have, any affirmative action plans or programs. To the Company’s knowledge, no employees of the Company or any of its Subsidiaries are in any material respect in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries or to the use of trade secrets or proprietary information of others.
3.21 Brokerage. Except for Banc of America Securities LLC, no Person is entitled to any brokerage, finder’s or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company for which Parent or Company could become liable or obligated. A true and complete copy of the agreement between the Company and Banc of America Securities LLC has been provided to Parent.
3.22 Opinion of Company’s Financial Advisor. The Company’s Board of Directors has received an opinion from Banc of America Securities LLC to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders of Company Common Stock (other than Parent and its Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders.
3.23 Vote Required. Assuming the accuracy of the representations and warranties set forth in Section 4.21, the Company Stockholder Approval is the only vote of any class or series of the capital stock of the Company required to approve this Agreement and the transactions contemplated by this Agreement.
3.24 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.21, the Board of Directors of the Company has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) or any other Law will not apply to Parent in connection with the execution and delivery of this Agreement and the Voting Agreement, and the consummation of the Merger and the other transactions contemplated by this Agreement and the Voting Agreement.

3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company and its Subsidiaries and Parent shall be entitled to rely on such representations and warranties, notwithstanding any due diligence investigation conducted by Parent or Parent’s Representatives or any other knowledge of Parent with respect to the Company or the Company’s business. The Company disclaims any representation or warranty, whether made by the Company or any of its Affiliates, officers, directors, employees, agents or representatives, that is not contained in this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as set forth on the disclosure letter delivered to the Company by Parent and Merger Sub on or prior to the date of the execution of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Annual Report on Form 10-K of Parent for the year ended December 31, 2006 (the “Parent Form 10-K”), the Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K of Parent filed with or furnished to the SEC from the date of the filing of the Parent Form 10-K to the date of this Agreement (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of such reports and except as expressly provided in Section 4.6 of the Parent Disclosure Letter), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:
4.1 Organization and Qualification. Parent is a corporation and Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware. Parent has all requisite corporate power and authority and Merger Sub has all requisite limited liability company power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of Parent and Merger Sub is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except where the failure to be so qualified as a foreign corporation would not have, either individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company a complete and correct copy of the certificate of incorporation and bylaws, each as amended to date, of Parent and Merger Sub. Parent is not in violation of any of the provisions of its certificate of incorporation or bylaws and Merger Sub is not in violation of any of the provisions of its certificate of formation or operating agreement.
4.2 Subsidiaries. Except as set forth on Section 4.2 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries owns or holds the right to acquire any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person. There are no contractual obligations of Parent or any of its Subsidiaries to make any loan to, or any investment (in the form of a capital contribution or otherwise) in, any Subsidiary of Parent or any other Person. Each Subsidiary of Parent is either wholly owned by Parent or a Subsidiary or Subsidiaries of Parent. Each outstanding share of capital stock of or other equity interest in each of Parent’s Subsidiaries is owned by Parent or a Subsidiary of Parent. Each of the Subsidiaries identified on Section 4.2 of the Parent Disclosure Letter is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate power and authority to own its properties and to carry on its businesses as now conducted and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except where the failure to be qualified as a foreign corporation would not have, either individually or in the aggregate, a Parent Material Adverse Effect. Section 4.2 of the Parent Disclosure Letter sets forth the name, jurisdiction of incorporation or formation of each Subsidiary of Parent.
4.3 Authorization; Valid and Binding Agreement. Parent has all necessary corporate power and authority and Merger Sub has all necessary limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate, on the terms and subject to the conditions of this Agreement, the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and assuming that this Agreement is a valid and binding obligation of the Company, this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. As of the date of this Agreement, the Board of Directors of each of Parent and Merger Sub has approved and adopted the execution, delivery and performance of this Agreement and consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement and Parent, acting as the sole member of Merger Sub, has approved this Agreement. No vote (or consent) of the holders of any class or series of Parent’s capital stock or other securities is necessary to approve the issuance of shares of Parent Common Stock pursuant to this Agreement or any of the transactions contemplated hereby, including the Merger. Neither the execution, delivery or performance by Parent or Merger Sub of this Agreement and any other agreement or document related to the transactions contemplated by this Agreement nor the consummation of the Merger, will, directly or directly, violate or result in the breach of any term of the certificate of incorporation or bylaws of Parent or any organizational document of Merger Sub.
4.4 Governmental Filings; No Violations; Consents and Waivers.
(a) Except as set forth on Section 4.4(a) of the Parent Disclosure Letter and for (i) the applicable requirements of Blue Sky Laws, (ii) the pre-merger notification requirements of the HSR Act, (iii) filings under the Exchange Act and the Securities Act, (iv) any filings required under the rules and regulations of The Nasdaq Stock Market, (v) the filing of the Certificate of Merger pursuant to the DGCL and the LLCA, (vi) the Foreign Filings, and (vii) any consents, approvals, authorizations, permits, notices, actions or filings, the failure of which to obtain, take or make, would not have, either individually or in the aggregate, a Parent Material Adverse Effect, the execution and delivery of this Agreement by Parent and the consummation of the transactions contemplated by this Agreement do not (A) require any material authorization, consent, approval, exemption or other action by or notice to any court or Governmental Entity or (B) conflict with or result in a material breach of any Law to which Parent or any of its Subsidiaries are subject.
(b) Neither the execution, delivery or performance of this Agreement nor the consummation of the Merger by Parent will, directly or indirectly (with or without the giving of notice or the passage of time or both), (i) except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect, require any consent under any Parent Contract, (ii) except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect, if the consents set forth in Section 4.4(b) of the Parent Disclosure Letter are obtained prior to the Closing, (A) violate, result in a breach of, conflict with or entitle any other Person to accelerate the maturity or performance under, amend, call a default under, exercise any remedy under, modify, rescind, suspend or terminate, (B) entitle any Person to any right or privilege to which such Person was not entitled immediately before this Agreement or any other agreement or document contemplated by this Agreement was executed under, or (C) create any obligation on the part of Parent or any of its Subsidiary that it was not obligated to perform immediately before this Agreement or any other agreement or document contemplated by this Agreement was executed under, any term of any Parent Contract (assuming, as to the Surviving Company, that it was a party thereto immediately before this Agreement was executed), (iii) violate or result in the breach of any term of the certificate of incorporation (or other charter document), by-laws or resolution of the Board of Directors, any committee of the Board of Directors, stockholders or comparable bodies of Parent or any of its Subsidiaries or (iv) except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect, result in the amendment, creation, imposition or modification of any Lien other than a Permitted Lien upon or with respect to any of the properties or assets that Parent or any of its Subsidiary owns, uses or purports to own or use.
4.5 Capital Stock. The authorized capital stock of Parent consists of (a) 5,000,000 shares of preferred stock, par value $.01 per share, of which, as of the date of this Agreement, no shares are issued and outstanding and (b) 575,000,000 shares of Parent Common Stock, of which, as of the date of this Agreement, 385,998,220 shares were issued and outstanding. As of the date of this Agreement, there are outstanding options to purchase an aggregate of 33,121,015 shares of Parent Common Stock. All outstanding shares of Parent Common Stock and the shares of Parent Common Stock constituting the Stock Portion have been duly authorized and all outstanding shares of Parent Common Stock are, and the shares of Parent Common Stock constituting the Stock Portion, upon issuance in accordance with the terms hereof, will be, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.5 or on Section 4.5 of the Parent Disclosure Letter and other than pursuant to the Parent’s equity compensation plans, there are no outstanding, and there have not been reserved for issuance any: (i) shares of capital stock or other voting securities of Parent or its Subsidiaries; (ii) securities of Parent or its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of Parent or its Subsidiaries; (iii) options or other rights to acquire from Parent or its Subsidiaries, or obligations of Parent or its Subsidiaries to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of Parent or its Subsidiaries, as the case may be; or (iv) equity equivalent interests in the ownership or earnings of Parent or its Subsidiaries or other similar rights (the items in clauses (i) through (iv) collectively, “Parent Securities”). There are no outstanding obligations of Parent or its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries are bound relating to the voting, purchase, transfer or registration of any shares of capital stock of Parent or any of its Subsidiaries or preemptive rights with respect thereto.
4.6 Parent SEC Reports.

(a) Parent has filed with or otherwise furnished to the SEC all material forms, reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since December 31, 2003 (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein, the “Parent SEC Reports”). No Subsidiary of Parent is required to file with or furnish to the SEC any such forms, reports, schedules, statements or other documents. As of their respective dates, the Parent SEC Reports, including any financial statements or schedules included or incorporated by reference therein, at the time filed (or, if amended, as of the date of such amendment) (i) complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Reports, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b) Parent maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that has been designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(c) Parent maintains a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) necessary in order for the Chief Executive Officer and Chief Financial Officer of Parent to engage in the review and evaluation process mandated by the Exchange Act and the rules promulgated thereunder. Parent’s “disclosure controls and procedures” are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports.
(d) Since December 31, 2003, Parent has not received any oral or written notification of a (x) “reportable condition” or (y) “material weakness” in Parent’s internal controls over financial reporting. The terms “reportable condition” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards 60, as in effect on the date hereof.
(e) Parent has provided to the Company copies of all correspondence sent to or received from the SEC by Parent or its Subsidiaries or their respective counsel or accountants since December 31, 2003. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Parent SEC Reports.

(f) The audited consolidated financial statements included in the Parent Form 10-K and the unaudited consolidated interim financial statements included in Parent’s quarterly report on Form 10-Q for the quarter ended September 30, 2007 (including any related notes and schedules) and the other financial statements included in Parent SEC Reports fairly present, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods set forth therein, and in each case were prepared in conformity with GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto and subject, in the case of financial statements for quarterly periods, to normal year-end adjustments not material in amount). The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects and reflect only actual transactions.
(g) There are no liabilities or obligations of Parent or any of its Subsidiaries (whether accrued, contingent, absolute, determined or determinable) other than: (i) liabilities or obligations disclosed or provided for in the unaudited consolidated balance sheet of the Company as of September 30, 2007 or disclosed in the notes thereto (the “Parent Current Balance Sheet”); (ii) liabilities or obligations incurred after September 30, 2007 in the ordinary course of Parent’s business that are not individually or in the aggregate material to Parent and its Subsidiaries, taken as a whole; (iii) liabilities incurred in connection with the transactions contemplated by this Agreement; (iv) liabilities under any agreement, lease, note, mortgage, indenture or other obligation of Parent or any of its Subsidiaries, which is not in violation of the terms of this Agreement; and (v) other liabilities or obligations which would not, either individually or in the aggregate, have a Parent Material Adverse Effect.
4.7 Absence of Certain Changes or Events. Since September 30, 2007 and prior to the date of this Agreement, the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practice. Since September 30, 2007, (a) there has not been any Parent Material Adverse Effect and (b) none of Parent or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.3.
4.8 Title to Properties. Parent or one of its Subsidiaries owns good and marketable title to, or holds pursuant to valid and enforceable leases, all of the material personal property shown to be owned by them on the Parent Current Balance Sheet, free and clear of all Liens, except for Permitted Liens or other imperfections of title, if any, that, individually or in the aggregate, would not be reasonably expected to have a Parent Material Adverse Effect. All material personal property shown to be owned by Parent and its Subsidiaries on the Parent Current Balance Sheet have been maintained in accordance with Parent’s and its Subsidiaries’ normal practices and are in usable condition for the operation of Parent’s and its Subsidiaries’ businesses, ordinary wear and tear excepted.
4.9 Tax Matters. Parent and its Subsidiaries have filed all material Tax Returns that are required to be filed by them (taking into account any extensions of time to file that have been duly perfected). All such Tax Returns were true, correct and complete in all material respects when filed. All material Taxes have been fully paid or properly accrued. The provision for Taxes on the Parent Current Balance Sheet is sufficient in all material respects for all accrued and unpaid Taxes as of the date thereof and all material Taxes which Parent or any Subsidiary of Parent is obligated to withhold from amounts owing to any employee, creditor or third party have been fully paid or properly accrued. There are no Liens with respect to any Taxes upon any of Parent’s or its Subsidiaries’ assets, other than (i) Taxes, the payment of which is not yet due, or (ii) Taxes or charges being contested in good faith by appropriate Proceedings. Parent and its Subsidiaries have complied in all material respects with all Laws, rules and regulations relating to the payment and withholding of Taxes, and are not liable for any such Taxes in a material amount or for failure to comply with such Laws, rules and regulations. Except as set forth on Section 4.9 of the Parent Disclosure Letter, there are no audits, claims, assessments, levies, administrative or judicial Proceedings pending against Parent or any Subsidiary by any tax authority. Since January 1, 2003, neither Parent nor any Subsidiary has received written notice of any claim made by any Governmental Entity in a jurisdiction where Parent or such Subsidiary does not file Tax Returns that Parent or such Subsidiary is or may be subject to taxation by that jurisdiction. There is no outstanding agreement, waiver or consent providing for an extension of the statutory period of limitations with respect to any material Taxes or Tax Returns of Parent or any Subsidiary, and no power of attorney granted by Parent or any Subsidiary with respect to any Tax matter is currently in force. Neither Parent nor any Subsidiary is a party to or is otherwise bound by any agreement providing for the allocation or sharing of Taxes or has any obligation or liability under any such agreement to which it was once a party or otherwise bound, other than any obligation arising under a loan or credit agreement or under any contract entered into in the ordinary course of business that provides for the gross-up of a payment. Neither Parent nor any Subsidiary is a party to a “reportable transaction” as defined in Section 6011 of the Code or the regulations thereunder. Neither Parent nor any of its Subsidiaries has been or is required to make any material adjustment pursuant to section 481(a) of the Code or any similar provision of state, local or foreign tax law by reason of any change in any accounting method, there is no application pending with any taxing authority requesting permission for any change in any material accounting method for Tax purposes and no taxing authority has proposed any such adjustment or change in accounting method. Neither Parent nor any of its Subsidiaries has any liability for Taxes of any person (other than Parent and its Subsidiaries) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local or foreign law) or as a transferee or successor. There are no tax rulings, requests for rulings or closing agreements relating to Parent or any of its Subsidiaries that could affect their liability for material Taxes for any period after the Closing Date. Neither Parent nor any of its Subsidiaries will be required to include in the gross income of a taxable period ending after the Closing Date material income or gain attributable to cash received, or an account receivable that arose, in a prior taxable period and that was not recognized in that prior taxable period, as a result of the installment method, the completed contract method or the cash method of accounting or any other method of accounting or section 263A of the Code. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
4.10 Material Contracts.
(a) All agreements, contracts and understandings that are required to be described in the Parent SEC Reports or required to be filed as exhibits thereto (the “Parent Contracts”) have been described or filed as required.

(b) Each of the Parent Contracts is a valid and binding obligation of Parent (or the Subsidiaries of Parent party thereto), and to Parent’s knowledge, the other parties thereto, enforceable against Parent and its Subsidiaries and, to Parent’s knowledge, the other parties thereto in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization, arrangement or similar Laws affecting creditors’ rights generally and by general principles of equity.
(c) Neither Parent nor any of its Subsidiaries is, nor to Parent’s knowledge is any other party, in breach, default or violation (and no event has occurred or not occurred through Parent’s or any of its Subsidiaries’ action or inaction or, to Parent’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Parent Contract to which Parent or any of its Subsidiaries is now a party, or by which any of them or any of their respective properties or assets may be bound, except for breaches, defaults or violations that would not have, either individually or in the aggregate, a Parent Material Adverse Effect.
4.11 Intellectual Property.
(a) To Parent’s knowledge, Parent or any of its Subsidiaries is the sole and exclusive beneficial and record owner of all material Parent Intellectual Property Rights and all such Parent Intellectual Property Rights are subsisting, and have not been declared invalid and/or unenforceable, except where (i) the failure to so own such rights, (ii) the failure of such rights to be subsisting, or (iii) declarations of invalidity and/or unenforceability, either individually or in the aggregate, would not have a Parent Material Adverse Effect.
(b) To Parent’s knowledge, Parent and each of its Subsidiaries owns, or is licensed or has been granted covenants or otherwise possesses sufficient legally enforceable rights to use and enforce all Parent Intellectual Property Rights, free and clear of all Liens, except for any such failures to own, be licensed, possess or enforce that, either individually or in the aggregate, would not have a Parent Material Adverse Effect.
(c) Except as set forth in Section 4.11(c) of the Parent Disclosure Letter, to Parent’s knowledge, neither the use of any Parent Intellectual Property Rights by Parent or its Subsidiaries nor the conduct of the business of Parent or its Subsidiaries conflicts with, infringes upon, violates or interferes with, or constitutes an appropriation of any right, title, interest or goodwill, including any valid patent, trademark, trade name, service mark or copyright or other intellectual property right of any other Person and neither Parent nor any of its Subsidiaries has received written notice of any claim by third parties or otherwise has knowledge that any Parent Intellectual Property Right is invalid or unenforceable.
(d) To Parent’s knowledge, no Person materially conflicts with, infringes upon, violates or interferes with, or otherwise misappropriates any material Parent Intellectual Property Right owned by Parent, and there is no such Proceeding threatened or pending by Parent or any of its Subsidiaries.

(e) The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of any Parent Intellectual Property Right or payment of any additional amounts with respect to any Parent Intellectual Property Right, except, in each case, as would not, either individually or in the aggregate, have a Parent Material Adverse Effect. The consummation of the transactions contemplated hereby will not require the consent of any other Person in respect of any material Parent Intellectual Property Right.
4.12 Litigation. Except as set forth and summarized in Section 4.12 of the Parent Disclosure Letter, there is no Proceeding pending or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries or their respective assets or properties, or their respective officers and directors, in their capacity as such, before or by any court, arbitrator or Governmental Entity that, if adversely determined, would reasonably be expected to have a Parent Material Adverse Effect or, as of the date of this Agreement, which challenges this Agreement or the transactions contemplated by this Agreement. There is no unsatisfied judgment or award, decision, decree, injunction, rule or order of any Governmental Entity, court or arbitrator outstanding against Parent or any of its Subsidiaries that would reasonably be expected to materially and adversely affect Parent’s ability to consummate the transactions contemplated by this Agreement.
4.13 Compliance with Laws; Permits.
(a) Except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries are in compliance with all Laws applicable to Parent and its Subsidiaries, including the Laws enforced and regulations issued by the DEA, the Department of Health and Human Services and its constituent agencies, the FDA, the Centers for Medicare & Medicaid Services, and Office of Inspector General, including the anti-kickback Law (Social Security Act § 1128B(b)) and analogous Laws of the various states, the drug price reporting requirements of Titles XVIII and XIX of the Social Security Act, the federal False Claims Act (31 U.S.C. § 3729 et seq.), the federal Social Security Act, the federal False Statements Act, the federal Program Fraud Civil Penalties Act, the federal Health Insurance Portability and Accountability Act, and analogous federal and state Laws and the Laws precluding off-label marketing of drugs. Except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect, to Parent’s knowledge, neither Parent nor any of its Subsidiaries is under investigation with respect to, nor has Parent nor any of its Subsidiaries been threatened in writing to be charged with or been given written notice of any violation of, any applicable Law.
(b) Except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries has and maintains in full force and effect, and is in compliance with, all Permits necessary for Parent and each of its Subsidiaries to carry on their respective businesses as currently conducted and to own and operate its properties and (ii) neither Parent nor any of its Subsidiaries has received written notice that the Person issuing or authorizing any such Permit intends to terminate or will refuse to renew or reissue any such Permit upon its expiration.
4.14 Environmental Matters. Except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent and its Subsidiaries are in compliance with all applicable Environmental Laws.
(b) Each of Parent and its Subsidiaries has all Permits necessary for the conduct of its business and operations which are required under applicable Environmental Laws and is in full compliance with the terms and conditions of all such Permits.
(c) Neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Entity or other Person of any pending actual or threatened Environmental Liabilities of Parent or any Subsidiary of Parent.
4.15 Affiliated Transactions. Except as set forth on Section 4.15 of the Parent Disclosure Letter, Parent has no knowledge that any current officer, director or Affiliate of Parent is a party to any material agreement, contract, commitment or transaction with Parent or its Subsidiaries or has any material interest in any material property used by Parent or its Subsidiaries that would be required to be disclosed under Item 404 of Regulation S-K.
4.16 Parent Employee Benefit Plans.
(a) Except as would not have, either individually or in the aggregate, a Parent Material Adverse Effect, with respect to each of the Parent Plans: (i) each Parent Plan intended to qualify under Section 401(a) of the Code has received a determination letter from the IRS, or is subject to an opinion letter, regarding its qualified status under the Code for all statutory and regulatory changes with respect to plan qualification requirements for which the IRS will issue such a letter and nothing has occurred, whether by action or by failure to act, that caused or could cause the loss of such qualification or the imposition of any material penalty or Tax liability; (ii) all payments required by each Parent Plan, any collective bargaining agreement or other agreement, or by Law (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been made or provided for by Parent or its Subsidiaries in accordance with the provisions of each of the Parent Plans, applicable Law and GAAP; (iii) no Proceeding has been threatened in writing, asserted, instituted or, to the knowledge of Parent, is anticipated against or relating to any of the Parent Plans (other than non-material routine claims for benefits and appeals of such claims) or any of the assets of any trust of any of the Parent Plans; (iv) each Parent Plan complies in form and has been maintained and operated in all material respects in accordance with its terms and applicable Law, including ERISA and the Code; (v) no Parent Plan is under, and neither Parent nor its Subsidiaries has received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity, and no such completed audit, if any, has resulted in the imposition of any material Tax or penalty; and (vi) no Parent Plan provides post-retirement health and welfare benefits to any current or former employee of Parent or its Subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable Law.
(b) None of Parent, its Subsidiaries, any of their respective ERISA Affiliates or any of their respective predecessors has ever contributed to, contributes to, has ever been required to contribute to, or otherwise participated in or participates in or in any way, directly or indirectly, has any liability with respect to any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including any “multiemployer plan” (within the meaning of

Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code) or any “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Sections 4063, 4064 or 4069 of ERISA.
(c) Any individual who performs services for Parent or any of its Subsidiaries and who is not treated as an employee for federal income Tax purposes by Parent or its Subsidiaries is not an employee under applicable Law or for any purpose including for Tax withholding purposes or Parent Plan purposes. Parent and its Subsidiaries have no material liability by reason of an individual who performs or performed services for Parent or its Subsidiaries in any capacity being improperly excluded from participating in a Parent Plan. Each employee of Parent and its Subsidiaries has been properly classified as “exempt” or “non-exempt” under applicable Law.
4.17 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Parent or Merger Sub for which the Company could become liable or obligated.
4.18 Sufficient Funds. Parent’s available cash, together with amounts available under its existing credit facilities will be sufficient to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses for which Parent and Merger Sub will be responsible. True and complete copies of any credit facilities and commitment letters intended to enable Parent and Merger Sub to perform their obligations under this Agreement have been provided to the Company. Each of the credit facilities and commitment letters, in the form so delivered, is valid and in full force and effect as of the date of this Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Parent or Merger Sub under the credit facilities or the commitment letters.
4.19 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted and will conduct its operations prior to the Effective Time only as contemplated by this Agreement. All shares of capital stock of Merger Sub are owned directly by Parent.
4.20 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, none of Parent, Merger Sub or any other Person makes any other express or implied representation or warranty on behalf of Parent and its Subsidiaries and the Company shall be entitled to rely on such representations and warranties, notwithstanding any due diligence investigations conducted by the Company or the Company’s Representatives or any other knowledge of the Company with respect to Parent or Parent’s business. Parent and Merger Sub disclaim any representation or warranty, whether made by Parent, Merger Sub or any of their respective Affiliates, officers, directors, employees, agents or representatives that are not contained in this Agreement.
4.21 Interested Stockholder. Neither Parent nor any of its Subsidiaries is or has been at any time during the past three years an “interested stockholder” (as such term is defined in

Section 203 of the DGCL) of the Company. Parent is the record and beneficial owner of 1,939,598 shares of Company Common Stock and such shares of Company Common Stock are the only securities of the Company beneficially owned by Parent.
ARTICLE V
CERTAIN PRE-CLOSING COVENANTS
5.1 Conduct of the Business of the Company. The Company covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by Law or to the extent Parent shall otherwise consent in writing, the Company shall conduct its business in all material respects only in the ordinary course of business, consistent with past practice, and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to (i) preserve its business organization intact, preserve the Company Contracts in force and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, officers, employees, business associates and consultants, (ii) maintain and keep material properties and assets in good repair and condition, (iii) maintain in effect all material governmental Permits pursuant to which such party or any of its Subsidiaries currently operates and (iv) maintain and enforce all Company Intellectual Property Rights. In addition, and without limiting the generality of the foregoing, from the date of this Agreement to the Effective Time, except as set forth on Section 5.1 of the Company Disclosure Letter, the Company shall not, and shall cause each Subsidiary not to, without Parent’s prior written consent:
(i) (A) issue, sell, purchase or redeem any shares of its or any Subsidiary’s capital stock or any Company Security (other than pursuant to the terms of any Company Plan or any awards made under the Company Equity Plans), (B) effect any recapitalization, reclassification, stock dividend, stock split or like change in its capitalization, (C) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property), in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned Subsidiary to its parent, (D) amend its or any Subsidiary’s certificate or articles of incorporation or bylaws (or equivalent organizational documents), (E) make any acquisition of, or investment in, assets (other than the purchase of supplies or inventory in the ordinary course of business, consistent with past practice) or stock (whether by way of merger, consolidation, tender offer, share exchange or other activity) in any transaction or any series of related transactions (whether or not related) for an aggregate purchase price or prices, in excess of $1,000,000 or (F) enter into any agreement with respect to the voting of the capital stock of the Company;
(ii) incur any Indebtedness (other than letters of credit in the ordinary course of business not to exceed $3,000,000 in the aggregate and consistent with past practice and intercompany Indebtedness between the Company and any of its wholly owned Subsidiaries or between such wholly owned Subsidiaries) or sell, lease, sublease, license or permit to be subject to any Lien (other than Liens existing on the date hereof and Permitted Liens) or otherwise dispose of any of its material properties or assets (other than the sale of inventory in the ordinary course of business consistent with past practice);
(iii) (A) enter into any new line of business or make or agree to make any new capital expenditure or expenditures that, in the aggregate, are in excess of $4,000,000, (B) except in the ordinary course of business, consistent with past practice, modify, amend or terminate any Company Contract or waive, release or assign any material rights or claims thereunder, or (C) except in the ordinary course of business consistent with past practice, dispose of, grant, obtain or permit to lapse any material Company Intellectual Property Rights or dispose of or disclose to any Person, other than to Representatives of Parent, any material trade secret;
(iv) discharge, settle, compromise, assign or satisfy any claim, whether or not pending before a Governmental Entity, (A) outside of the ordinary course of business consistent with past practice, (B) relating to or arising from any securities class action claims or related derivative claims or (C) relating to or arising from any drug pricing claims;
(v) (A) except to the extent required by applicable Law or by written agreements existing prior to the date of this Agreement that have been disclosed or made available to Parent, grant or announce any stock option, equity or incentive awards or any increase in the salaries, bonuses or other compensation and benefits payable by the Company or any of its Subsidiaries to any of the employees, officers, directors, stockholders or other service providers of the Company or any of its Subsidiaries; provided, however, that the Company shall be permitted to increase the salaries of its employees in the ordinary course of business consistent with past practice and take such actions contemplated by Section 6.10(d), (B) hire any new employees, except in the ordinary course of business consistent with past practice, (C) except to the extent required by applicable Law or by written agreements existing on the date of this Agreement that have been disclosed or made available to Parent, or except as provided in Section 6.10(d), pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Company Plan or other agreement or arrangement in effect on the date of this Agreement to any employee, officer, director, stockholder or other service provider of the Company or any of its Subsidiaries, whether past or present, (D) except to the extent required by applicable Law or by written agreements existing on the date of this Agreement that have been disclosed or made available to Parent or as may otherwise be required to comply with the requirements of Section 409A of the Code, enter into or amend any contract of employment or any consulting, bonus, severance, retention, retirement or similar agreement, except for agreements for newly hired employees in the ordinary course of business consistent with past practice, provided that any such agreements shall not provide for the payment of any severance or termination amounts as a result of this Agreement or the consummation of the transactions contemplated hereby, or (E) except as otherwise provided in this Section 5.1(v), enter into or adopt any new, or increase benefits under or renew, amend or terminate any existing, Company Plan or benefit arrangement or any collective bargaining agreement;

(vi) make any commitments to employees of the Company or any of its Subsidiaries regarding the compensation, benefits or other treatment that they will receive in connection with, or subsequent to the consummation of, the Merger, unless any such commitments are consistent with the express provisions of this Agreement or with the prior directives or documentation provided to the Company by Parent;
(vii) except as required by GAAP and as concurred with by the Company’s independent auditors, make any material change in accounting methods, principles or practices;
(viii) enter into any contract that limits or otherwise restricts the Company or any of its Subsidiaries or any of their respective Affiliates or any successor thereto or that could, after the Effective Time, limit or restrict Parent or any of its Affiliates (including the Surviving Company) or any successor thereto, from engaging or competing in any line of business or product line or in any geographic area;
(ix) not make, revoke or amend any material Tax election, extend or waive the application of any statute of limitation regarding the assessment or collection of any material Tax, settle or compromise any material Tax liability or refund, enter into any agreement relating to material Taxes or file any material amended Tax Return without Parent’s prior written consent;
(x) except to the extent expressly permitted by Section 6.4, take any action to render inapplicable, or to exempt any third party from, any state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote any securities of the Company or any of its Subsidiaries;
(xi) except to the extent expressly permitted by Section 6.4, take any action that is intended or could reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or
(xii) except to the extent expressly permitted by Section 6.4, authorize any of, or commit or agree to take any of, the foregoing actions.
5.2 No Control of the Company’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.
5.3 Conduct of the Business of Parent. Parent covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by Law or to the extent the Company shall otherwise consent in writing, each of Parent and its Subsidiaries shall conduct its business in all material respects only in the ordinary course and shall use its reasonable best efforts, consistent with past practice, to (a) preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, officers, employees, business associates and consultants, (b) maintain and keep its material properties and assets in good repair and condition, (c) maintain in effect all material governmental Permits pursuant to which it currently operates and (d) maintain and enforce all material Parent Intellectual Property Rights. From the date of this Agreement to the Effective Time, Parent shall not, and shall cause each Subsidiary not to, without the Company’s prior written consent: (i) amend its organizational documents except for such amendments that would not prevent or materially impair the consummation of the transactions contemplated by this Agreement; (ii) split, combine or reclassify its outstanding shares of capital stock without adjusting the Merger Consideration pursuant to Section 2.1(d); (iii) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock (other than dividends from its direct or indirect wholly owned Subsidiaries to it or a wholly owned Subsidiary); or (iv) adopt a plan of complete or partial liquidation or dissolution.
ARTICLE VI
ADDITIONAL AGREEMENTS
6.1 Registration Statement; Proxy/Prospectus.
(a) As promptly as practicable after the execution of this Agreement, the Company shall prepare and file with the SEC a proxy statement in preliminary form relating to the Stockholders’ Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement;” the prospectus contained in the Registration Statement together with the Proxy Statement, the “Proxy/Prospectus”), in which the Proxy Statement shall be included, in connection with the registration under the Securities Act of the issuance of shares of Parent Common Stock to be issued to the stockholders of the Company as part of the Merger Consideration. Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement to become effective and the Proxy Statement to be cleared by the SEC as promptly as practicable, and, prior to the effective date of the Registration Statement, Parent shall take all actions reasonably required under any applicable federal securities Laws or Blue Sky Laws in connection with the issuance of shares of Parent Common Stock in the Merger. Each of Parent and the Company shall furnish all information concerning it and the holders of its capital stock as the other may reasonably request in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. As promptly as reasonably practicable after the Registration Statement shall have become effective and the Proxy Statement shall have been cleared by the SEC, the Company shall mail or otherwise make available in accordance with the Securities Act and the Exchange Act the Proxy/Prospectus to its stockholders; provided, however, that the parties shall consult and cooperate with each other in determining the appropriate time for mailing or otherwise making available to the Company’s stockholders the Proxy/Prospectus in light of the date set for the Stockholders’ Meeting. No filing of, or amendment of or supplement to, the Proxy Statement shall be made by the Company, and no filing of, or amendment or supplement to, the Registration Statement shall be made by Parent, in each case, unless the party intending to make such filing has given the other party a reasonable opportunity to review and comment on the proposed filing. Each of Parent and the Company shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.
(b) The Company and Parent represent that the information supplied by it for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed or made available to the stockholders of the Company or (iii) the time of the Stockholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(c) If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent, or any of their respective Subsidiaries, or their respective officers or directors, or any of their holders of capital stock, is discovered by a party which should be set forth in an amendment of or a supplement to the Registration Statement or Proxy Statement, such party shall promptly inform the other party. All documents that either the Company or Parent is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.
6.2 Meeting of Company Stockholders; Board Recommendation.
(a) Meeting of Company Stockholders. The Company shall take all action necessary in accordance with the DGCL and its certificate of incorporation and bylaws to call, hold and convene a meeting of its stockholders, promptly following the distribution of the definitive Proxy/Prospectus to its stockholders, to consider adoption and approval of this Agreement and approval of the Merger (the “Stockholders’ Meeting”) to be held as promptly as reasonably practicable. Subject to Section 6.2(c), the Company will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger. The Company may adjourn or postpone the Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy/Prospectus is provided to its stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Proxy/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Stockholders’ Meeting or to obtain the Company Stockholder Approval; provided, however, that unless this Agreement shall be terminated in accordance with its terms, the Company shall be obligated to call, give notice of, convene and hold the Stockholders’ Meeting, regardless of the commencement, disclosure, announcement or submission to it of any Acquisition Proposal, or of any Change of Recommendation.
(b) Board Recommendation. Except to the extent expressly permitted by Section 6.2(c): (i) the Board of Directors of the Company shall recommend that its stockholders vote in favor of adoption and approval of this Agreement and approval of the Merger at the Stockholders’ Meeting, (ii) the Proxy/Prospectus shall include a statement to the effect that the Board of Directors of the Company has recommended that the Company’s stockholders vote in favor of adoption and approval of this Agreement and approval of the Merger at the Stockholders’ Meeting and (iii) neither the Board of Directors of the Company nor any committee thereof shall withhold, withdraw, qualify or modify, or propose or resolve to withhold, withdraw, qualify or modify, in a manner adverse to Parent, the Company Recommendation.
(c) Change of Company Recommendation. In the case of a Superior Proposal prior to the adoption and approval of this Agreement and the approval of the Merger by the Company’s stockholders and subject to compliance by the Company with Section 6.4, the Board of Directors of the Company may withhold, withdraw, qualify or modify the Company Recommendation or approve, adopt, recommend or otherwise declare advisable any such Superior Proposal not solicited, initiated or encouraged in breach of this Agreement (any of the foregoing or the Company’s failure to transmit to the Company’s stockholders, within 10 Business Days after the commencement of any tender or exchange offer for 30% or more of the outstanding shares of Company Common Stock by a Person that is not an Affiliate of Parent, a statement that the Company recommends rejection of such tender or exchange offer, a “Change of Recommendation”) if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel that failure to make such Change of Recommendation would be reasonably likely to violate its fiduciary obligations under applicable Law; provided, however, that no Change of Recommendation may be made until after at least three Business Days following Parent’s receipt of written notice from the Company advising that the Board of Directors of the Company intends to take such action and the basis therefor. In determining whether to make a Change of Recommendation in response to a Superior Proposal, the Board of Directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent in response to such notice.
(d) Rules 14d-9 and 14e-2(a). Nothing contained in this Section 6.2 or Section 6.4 shall prohibit the Company from taking and disclosing to the Company’s stockholders (i) a position contemplated by Rule 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act or from making any related disclosure to the Company’s stockholders or (ii) any material facts, including the fact that an Acquisition Proposal has been submitted to the Company, if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel that failure to make such disclosure would be reasonably likely to violate its fiduciary obligations under applicable Law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall, except as specifically permitted by Section 6.2(c) or Section 6.4, withdraw, amend or modify, or propose to withdraw, amend or modify, its position with respect to the Merger or this Agreement or approve or recommend, or propose to approve or recommend, an Alternative Transaction.
6.3 Access to Information; Confidentiality. Subject to applicable Law, the Company will provide and will cause its Subsidiaries and its and their respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, and agents and other representatives (collectively, “Representatives”) to provide Parent and Merger Sub and their respective authorized Representatives, during normal business hours and upon reasonable advance notice access to the offices, employees, customers, suppliers, properties, books and records of the Company (so long as such access does not unreasonably interfere with the operations of the Company) as Parent or Merger Sub may reasonably request. With respect to any information disclosed pursuant to this Section 6.3, each of the parties shall comply with, and shall cause each of its Representatives to comply with, all of its obligations under the confidentiality agreement, dated October 17, 2007, previously executed by the Company and Parent (the “Confidentiality Agreement”).
6.4 No Solicitations of Transactions. The Company shall not, and shall cause its Subsidiaries, Affiliates and Representatives not to, directly or indirectly, (a) solicit, initiate or knowingly encourage or take any other action to facilitate the submission of any Acquisition Proposal or (b) participate in or knowingly encourage any discussion or negotiations regarding, or furnish to any Person any information with respect to, or knowingly facilitate or take any other action with respect to any inquiry or any proposal that constitutes or that could reasonably be expected to lead to an Alternative Transaction or Acquisition Proposal; provided, however, that the Company may furnish information to, and enter into discussions or negotiations with, any Person that makes an Acquisition Proposal that is unsolicited and does not otherwise result from a breach of this Section 6.4, if (i) prior to taking such action, the Company shall have received from such Person an executed agreement relating to the confidentiality of information to be provided to such Person, which confidentiality agreement shall be no less favorable in the aggregate to the Company than the provisions of the Confidentiality Agreement, and all information provided to such Person, if not previously provided to Parent, shall be promptly provided or made available to Parent, and (ii) the Board of Directors of the Company has determined in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal and (after consultation with the Company’s outside legal counsel) that the failure to take such action would be reasonably likely to violate its fiduciary obligations under applicable Law. The Company shall provide prompt (but in any event by the following day) written notice to Parent of (y) the receipt of any such Acquisition Proposal and any modification or amendment to an Acquisition Proposal and (z) the identity of the party making such Acquisition Proposal and the material terms and conditions of such Acquisition Proposal (including a copy thereof), and the Company shall continue to keep Parent reasonably informed on as prompt a basis as reasonably practicable of the status of any such Acquisition Proposal. If any such Acquisition Proposal constitutes a Superior Proposal, the Company shall promptly (but in any event by the following day) provide written notice thereof to Parent. For a period of not less than three Business Days after receipt by Parent from the Company of such notice, the Company shall, if requested in writing by Parent, negotiate in good faith with Parent to make such adjustments to the terms and conditions of this Agreement so that the Company would be able to proceed with the Company Recommendation to its stockholders without making a Change of Recommendation. The Company shall cease and cause to be terminated immediately all existing discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and request the prompt return or destruction of all confidential information previously provided.
6.5 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each party will (and will cause its Affiliates to) use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including obtaining all necessary consents, waivers, approvals, authorizations,

Permits or orders from all Governmental Entities or other Persons, including responding to additional inquiries or requests for additional information from any Governmental Entity; provided, however, that in no event shall Parent or any of its Affiliates be obligated to sell, transfer or otherwise divest any of its or any of its Subsidiaries’ assets, properties or businesses (including assets, properties or businesses which were assets, properties or businesses of the Company or any Subsidiary thereof prior to the Effective Time) or enter into any agreements providing for any such sale, transfer or other divesture or restricting or limiting in any way or to any extent the Company or its Subsidiaries or Affiliates from engaging in any business anywhere in the world. Each party shall also (and will cause its Affiliates to) refrain from taking, directly or indirectly, any action (including making acquisitions), that would be reasonably likely to result in a failure of any of the conditions to the Merger in this Agreement being satisfied or restrict or materially delay such party’s ability to consummate the Merger and the other transactions contemplated by this Agreement. The Company shall agree, if requested by Parent, to take or commit to take any action with respect to the business, properties or assets of the Company or any of its Subsidiaries in furtherance of this Section 6.5; provided, however, that any such action may be conditioned upon the consummation of the Merger.
6.6 Regulatory Filings.
(a) Without limiting the generality of the obligations of the parties pursuant to Section 6.5 and subject to the proviso in Section 6.5, Parent shall determine whether any action by or in respect of, or filing with, any Governmental Entity by any party hereto or any Subsidiary thereof is required, or any actions, consents, approvals or waivers are reasonably required to be obtained from any parties to any material contract, in connection with the consummation of the transactions contemplated by this Agreement, and the parties hereto will cooperate with each other in seeking and obtaining any such actions, consents, approvals or waivers or making any such filings and furnishing information required in connection therewith, provided, that neither party shall make an antitrust or competition filing with a Governmental Entity other than under the HSR Act and in respect of the Foreign Filings unless the parties hereto mutually agree that such filing is necessary or Parent determines in good faith after consultation with outside legal counsel that such filing is required pursuant to Law in connection with the Merger. To the extent reasonably practicable, the parties or their Representatives shall have the right to review in advance and each of the parties will consult the others on, all the information relating to the other and each of their respective Subsidiaries that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Each of the Company and Parent promptly shall notify and provide a copy to the other party of any written communication received from any Governmental Entity with respect to any filing or submission or with respect to the Merger and the other transactions contemplated by this Agreement. Each of the Company and Parent shall give the other reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity regarding any such filing or any such transaction. To the extent reasonably practicable, neither the Company nor Parent shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Entity in respect of any such filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the opportunity of the other party to attend or participate. To the extent permitted by applicable Law, the parties to this Agreement will consult and cooperate with one another in connection with any analyses, appearance, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted by or on behalf of any party to this Agreement in connection with Proceedings under or related to the HSR Act or other applicable Law. To the extent permitted by applicable Law, except as otherwise expressly provided above in this Section 6.6(a), the determination of Parent shall prevail in the event of a disagreement on any matter contemplated by this Section 6.6(a).
(b) The parties (i) shall use their respective reasonable best efforts to take or cause to be taken such actions as may be required to be taken under the Securities Act, the Exchange Act and state securities or applicable Blue Sky Laws in connection with the Merger and (ii) promptly shall prepare and file all necessary documentation, effect all necessary applications, notices, petitions and filings, and use all reasonable best efforts, subject to Section 6.5, to obtain all necessary consents from any Governmental Entities necessary to consummate the Merger. The Company and Parent shall promptly provide the other with copies of all filings made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby, other than the portions of such filings that include confidential information not directly related to the transactions contemplated by this Agreement.
(c) Subject to the proviso in Section 6.5, Parent and the Company hereby further agree to the prompt use of their respective reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any Proceeding or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, any and all steps necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.
6.7 Certain Notices. From and after the date of this Agreement until the earlier to occur of (i) the Closing Date and (ii) the termination of this Agreement pursuant to Section 8.1, each of the Company and Parent shall promptly notify the other party of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of the other party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement that would reasonably be expected to result in any condition to the obligations of the other party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not cure any breach of any representation or warranty, the failure to comply with any covenant, the failure to meet any condition or otherwise limit or affect the remedies available hereunder to the party receiving such notice.
6.8 Public Announcements. Parent and the Company shall consult with and obtain the approval of the other party (such approval not to be unreasonably withheld or delayed) before issuing any press release or other public announcement with respect to the Merger or this Agreement and shall not issue any such press release prior to such consultation and approval, except as may be required by applicable Law or any listing agreement related to the trading of the shares of either party on any securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use reasonable best efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement; provided, however, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company and do not reveal material, non-public information regarding the other party.
6.9 Indemnification of Directors and Officers.
(a) From and after the Effective Time, each of Parent and the Surviving Company shall indemnify and hold harmless, to the fullest extent permitted under applicable Law (and each of Parent and Surviving Company shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director and officer of the Company and its Subsidiaries, including any person who becomes an officer or director prior to the Effective Time (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement.
(b) For six years from the Effective Time, Parent shall or shall cause the Surviving Company to maintain in effect for the benefit of the Indemnified Parties an insurance and indemnification policy with an insurer with the same or better credit rating as the current carrier for the Company that provides coverage for acts or omissions occurring on or prior to the Effective Time (the “D&O Insurance”) covering each such person covered by the officers’ and directors’ liability insurance policy of the Company on terms with respect to coverage and in amounts no less favorable than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement; provided, however, that Parent or the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such coverage; and provided, further, that if any annual premium for such insurance coverage exceeds 200% of such annual premium, Parent shall obtain a policy the Surviving Company believes has the greatest coverage available for a cost not exceeding such amount. Parent may satisfy its obligations under this Section 6.9(b) by purchasing a “tail” policy from an insurer with the same or better credit rating as the current carrier for the Company’s existing directors’ and officers’ insurance policy, which (i) has an effective term of six years from the Effective Time, (ii) covers each person covered by the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement or at the Effective Time for actions and omissions occurring on or prior to the Effective Time, and (iii) contains terms that are no less favorable than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement.
(c) Parent shall cause the Surviving Company to cause to be maintained in effect in the Surviving Company’s (or any successor’s) certificate of formation and operating agreement provisions with respect to indemnification, exculpation and advancement of expenses that are at least as favorable to the intended beneficiaries as those contained in the Company’s certificate of incorporation and bylaws as in effect on the date of this Agreement. The obligations of the Surviving Company under this Section 6.9 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 6.9 applies shall be third party beneficiaries of this Section 6.9).
(d) The provisions of this Section 6.9(i) are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.
(e) If Parent, the Surviving Company, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, honor the indemnification and other obligations set forth in this Section 6.9.
6.10 Employee Benefits.
(a) For the period commencing on the Effective Time and ending on the December 31 of the calendar year immediately following the calendar year in which the Effective Time occurs, Parent shall provide or cause to be provided to the employees of the Company and its Subsidiaries who continue to be employed by Parent or its Affiliates following the Effective Time (the “Company Employees”), compensation and employee benefits (other than equity compensation) that are comparable in the aggregate to the greater of: (i) those provided by Parent and its Subsidiaries to similarly situated employees of Parent and its Subsidiaries; and (ii) those provided by the Company immediately prior to the Effective Time. The preceding sentence shall not preclude Parent or its Subsidiaries at any time following the Effective Time from terminating the employment of any Company Employee for any reason (or no reason).
(b) Each Company Employee shall be given credit for all service with the Company and its Subsidiaries and their respective predecessors under any Parent Plan, including any such plans providing vacation, sick pay, severance and retirement benefits maintained by Parent in which such Company Employees participate for purposes of eligibility, vesting and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of pension benefits), to the extent past service was recognized for such Company Employees under the comparable Company Plans immediately prior to the Effective Time, and to the same extent past service is credited under such plans or arrangements for similarly situated employees of Parent. Notwithstanding the foregoing, nothing in this Section 6.10(b) shall be construed to require crediting of service that would result in (i) duplication of benefits, (ii) service credit for benefit accruals under a defined benefit pension plan, or (iii) service credit under a newly established plan for which prior service is not taken into account for employees of Parent and its Subsidiaries generally.
(c) In the event of any change in the welfare benefits provided to Company Employees following the Effective Time, Parent shall cause (i) the waiver of all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees under any such welfare benefit plans to the extent that such conditions, exclusions or waiting periods would not apply in the absence of such change, and (ii) for the plan year in which the Effective Time occurs, the crediting of each Company Employee with any co-payments and deductibles paid prior to any such change in satisfying any applicable deductible or out-of-pocket requirements after such change.
(d) Subject to the review and written approval of Parent (which approval shall not be unreasonably withheld), the Company shall be permitted to adopt a retention plan within 30 Business Days following the date of this Agreement consistent with the terms and conditions set forth on Section 6.10(d) of the Company Disclosure Letter.
(e) Notwithstanding anything in this Section 6.10 to the contrary, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Parent Plan, or shall limit the right of Parent to amend, terminate or otherwise modify any Parent Plan following the Effective Time. If (i) a party other than the parties hereto makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any Parent Plan, and (ii) such provision is deemed to be an amendment to such Parent Plan even though not explicitly designated as such in this Agreement, then, solely with respect to such Parent Plan, such provision shall lapse retroactively and shall have no amendatory effect with respect thereto.
(f) The parties hereto acknowledge and agree that all provisions contained in this Section 6.10 are included for the sole benefit of the parties hereto, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees or former employees of the Company or its Subsidiaries, any participant in any Parent Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Parent or any of its Affiliates.
6.11 WARN Act. With respect to all employees of the Company and its Subsidiaries, the Company and/or any of its Subsidiaries shall be responsible for providing any notices required to be given and otherwise complying with the WARN Act or similar statutes or regulations of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event) caused by the Company or any of its Subsidiaries, and Parent shall have no responsibility or liability under the WARN Act (or any other similar statute or regulation or region/country /European Union directive) with respect to such employees. Section 6.11 of the Company Disclosure Letter contains a true and complete list of the names and the sites of employment or facilities of those individuals who suffered an “employment loss” (as defined in the WARN Act or as defined by international/country/European Union directives) at any site of employment or facility of the Company or any of its Subsidiaries during the 90-day period prior to the date of this Agreement. Section 6.11 of the Company Disclosure Letter shall be updated immediately prior to the Effective Time with respect to the 90-day period prior to the Effective Time. Prior to the Effective Time, the Company agrees to provide any notice required under the WARN Act to any employee of the Company or its Subsidiaries as may be reasonably requested by Parent in writing.
6.12 Company 401(k) Plans. If requested by Parent at least 15 days prior to the Effective Time, the Company shall terminate any and all Company Plans intended to qualify under Section 401(a) of the Code that include a cash or deferred arrangement intended to satisfy the provisions of Section 401(k) of the Code, effective not later than the day immediately preceding the Effective Time. If Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Board of Directors of the Company (the form and substance of which shall be subject to review and approval by Parent, such approval not to be unreasonably withheld or delayed) not later than the day immediately preceding the Effective Time.
6.13 Section 16 Matters. Prior to the Effective Time the Board of Directors of the Company or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act of shares of Company Common Stock or Company Options pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16 of the Exchange Act. Prior to the Effective Time the Board of Directors of Parent or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition by any officer or director of the Company or Parent who is a covered person for purposes of Section 16 of the Exchange Act of shares of Parent Common Stock or options pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16 of the Exchange Act.
6.14 Further Assurances. From time to time, as and when requested by any party hereto and at the other party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as the requesting party may reasonably deem necessary to evidence and effectuate the transactions contemplated by this Agreement.
6.15 Stockholder Litigation. Each of Parent and the Company shall cooperate with the other in the defense or settlement of any litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, but no such settlement shall be agreed to without the prior written consent of Parent and the Company, which consent shall not be withheld unreasonably.
6.16 Nasdaq Listing. Parent shall use reasonable best efforts to cause the shares of Parent Common Stock issuable to the Company’s stockholders in the Merger and such other shares of Parent Common Stock to be reserved for issuance upon exercise of Company Options to be approved for listing on The Nasdaq Stock Market, subject to official notice of issuance, prior to the Effective Time.
6.17 Affiliate Letters. The Company shall, promptly after the date hereof, deliver to Parent a list setting forth the names of all stockholders of the Company that the Company expects to be deemed “affiliates” (as defined for purposes of paragraphs (c) and (d) of Rule 145 under the Securities Act) of the Company at the time of the Stockholders’ Meeting. The Company shall subsequently, up to the date of the Stockholders’ Meeting, supplement such list from time to time as appropriate. The Company shall furnish such information and documents as Parent may reasonably request for the purpose of reviewing the list as it may be supplemented. If Rule 145 under the Securities Act, as in effect at the time of the mailing of the Proxy/Prospectus, would restrict or limit the ability of such stockholders to sell freely the shares of Parent Common Stock that they will receive in the Merger, the Company shall use reasonable best efforts to cause each person who is identified as such an affiliate in the list furnished or supplemented pursuant to this Section 6.17 to execute a written agreement in substantially the form of Exhibit B hereto.
6.18 Tax Matters.
(a) The parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and will report it as such for federal, state and local income tax purposes. None of the parties will knowingly take any action or fail to take any action, which action or failure to act would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.
(b) Each of Parent and the Company shall use its reasonable best efforts to provide the officers’ certificates and to obtain the opinions referred to in Section 7.2(d) and Section 7.3(d), respectively (subject to the waivers referred to in Section 7.2(d) and Section 7.3(d).
(c) The parties agree that Merger Sub shall be treated as a disregarded entity for U.S. federal income tax purposes and agree not to take any action that would be inconsistent with such treatment.
6.19 Required Registration; Additional Obligations of Parent. As soon as practicable after the date hereof, Parent shall prepare and file with the SEC a registration statement on Form S-3 or, if unavailable, such other comparable form that Parent is eligible to use (the “Resale Registration Statement”), covering the resale of the shares of Parent Common Stock held by those stockholders of the Company who may be deemed to be “affiliates” (as defined for purposes of paragraphs (c) and (d) of Rule 145 under the Securities Act) of the Company at the time of the Stockholders’ Meeting. Parent shall use its reasonable best efforts to cause such registration statement to become effective prior to or at the Effective Time and to remain effective until the earlier to occur of (a) the second anniversary of the Effective Time, (b) the date on which all persons who may be deemed to be affiliates of the Company under Rule 145 no longer own any shares of Parent Common Stock covered by such registration statement and (c)

the date that all such shares of Parent Common Stock covered by such registration statement may be sold freely without volume or other limitations.
ARTICLE VII
CONDITIONS
7.1 Conditions to Obligations of Each Party under this Agreement. The respective obligations of each party to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:
(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.
(b) HSR Act; Foreign Laws. (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and (ii) any required approval having been obtained or the applicable waiting period having expired under the antitrust laws of any applicable foreign jurisdictions the failure of which to be obtained or to have expired, individually or in the aggregate, would have a Parent Material Adverse Effect.
(c) No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or order that is in effect and permanently enjoins or otherwise prohibits the consummation of the Merger or the transactions contemplated hereby; provided, however, that prior to asserting this condition, the asserting party shall have complied with Section 6.6.
(d) Effectiveness of the Registration Statements. Each of the Registration Statement and the Resale Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement or the Resale Registration Statement shall have been issued by the SEC and no Proceeding for that purpose shall have been initiated or, to the knowledge of Parent or the Company, threatened by the SEC.
(e) Consents and Approvals. Other than filing the Certificate of Merger pursuant to Section 1.2 and the filings and consents addressed by Section 7.1(b), all consents, approvals and authorizations of any Governmental Entity required of Parent, the Company or any of their respective Subsidiaries to consummate the Merger, the failure of which to be obtained or taken, individually or in the aggregate, would have a Parent Material Adverse Effect (determined, for purposes of this clause, after giving effect to the Merger), shall have been obtained; provided, however, that (i) the requirement for such consent, approval or authorization shall have resulted from the enactment or promulgation of, or a change in, any Law occurring subsequent to the date of this Agreement and (ii) the provisions of this Section 7.1(e) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 6.6 shall have been the cause of, or shall have resulted in, the failure to obtain such consent, approval or authorization.
(f) Nasdaq Listing. The shares of Parent Common Stock issuable to the Company’s stockholders in the Merger and such other shares of Parent Common Stock to be reserved for issuance upon exercise of Company Options shall have been approved for listing on The Nasdaq Stock Market, subject to official notice of issuance.
7.2 Conditions to Parent’s and Merger Sub’s Obligations. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated by this Agreement are also subject to the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:
(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the date hereof and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) would not have, either individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect.
(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of an executive officer of the Company to the foregoing effect.
(c) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement. Parent shall have received a certificate, dated the date of the Closing and signed by an executive officer of the Company, to the foregoing effect.
(d) Tax Opinion. Parent shall have received an opinion of Proskauer Rose LLP in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, to the effect that the Merger will be treated for federal income Tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent and the Company will be a party to the reorganization within the meaning of Section 368(a) of the Code; provided, however, that Parent shall waive the condition set forth in this Section 7.2(d) if the provisions of Section 1.6 become applicable. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits 7.2(d)(1) and 7.2(d)(2) hereto.
(e) Dissenters’ Rights. Dissenters’ rights shall not have been exercised under the DGCL by the holders of more than 25 percent of the outstanding shares of Company

Common Stock, in the aggregate, at or prior to the Closing. Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect.
7.3 Conditions to the Company’s Obligations. The obligation of the Company to effect the Merger and the other transactions contemplated in this Agreement is also subject to the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:
(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) as of the date hereof and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) would not have, either individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.
(b) Agreements and Covenants. Parent shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate of an executive officer of Parent to the foregoing effect.
(c) Parent Material Adverse Effect. No Parent Material Adverse Effect shall have occurred since the date of this Agreement. The Company shall have received a certificate, dated the date of the Closing and signed by an executive officer of Parent to the foregoing effect.
(d) Tax Opinion. The Company shall have received an opinion of Willkie Farr & Gallagher LLP in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, to the effect that the Merger will be treated for federal income Tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent and the Company will be a party to the reorganization within the meaning of Section 368(a) of the Code; provided, however, that the Company shall waive the condition set forth in this Section 7.3(d) if the provisions of Section 1.6 become applicable. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits 7.2(d)(1) and 7.2(d)(2) hereto.
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of Company Stockholder Approval:

(a) By mutual written consent of the Company and Parent, which consent shall have been approved by action of their respective Boards of Directors;
(b) By written notice of either the Company or Parent, if the Effective Time shall not have occurred prior to September 30, 2008 (such date shall be referred to herein as the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the Effective Time not to occur on or before the Outside Date;
(c) By written notice of Parent (i) if, prior to the Stockholders’ Meeting, a Change of Recommendation shall have occurred or if the Company fails to reconfirm the Company Recommendation if so requested by Parent within five Business Days following such request, (ii) if the Company enters into a binding acquisition agreement with respect to an Acquisition Proposal, (iii) if the Board of Directors of the Company shall have approved or resolved to recommend, or publicly recommended, any Acquisition Proposal, (iv) if there is a breach of Section 6.4 or (v) if the Board of Directors of the Company shall have resolved to do any of the foregoing or publicly announced its intention to do so;
(d) By written notice of Parent (if Parent is not in material breach of its obligations or its representations and warranties under this Agreement), if (i) there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement which (A) would result in a failure of a condition set forth in Section 7.2(a) or 7.2(b) and (B) has not been or cannot be cured within 30 days after written notice to the Company of such breach and the intention to terminate this Agreement pursuant to this Section 8.1(d) or (ii) if facts exist which render impossible one or more of the conditions set forth in Section 7.1 or Section 7.2 by the Outside Date;
(e) By written notice of the Company (if the Company is not in material breach of its obligations or its representations and warranties under this Agreement), if (i) there has been a breach by Parent of any representation, warranty, covenant or agreement contained in this Agreement which (A) would result in a failure of a condition set forth in Section 7.3(a) or 7.3(b) and (B) has not been or cannot be cured within 30 days after written notice to Parent of such breach and the intention to terminate this Agreement pursuant to this Section 8.1(e) or (ii) if facts exist which render impossible one or more of the conditions set forth in Section 7.1 or Section 7.3 by the Outside Date;
(f) By written notice of either Parent or the Company if Company Stockholder Approval shall not have been obtained at the Stockholders’ Meeting duly convened therefor (or at any adjournment or postponement thereof) at which a quorum is present and the vote to adopt this Agreement and approve the Merger is taken;
(g) By written notice of the Company, if the Board of Directors of the Company has determined that an Acquisition Proposal is a Superior Proposal; provided, however, that prior to any such termination, (i) the Company shall, pursuant to Section 6.4, if requested by Parent in connection with proposed adjustments to the terms and conditions of this Agreement by Parent, negotiate in good faith for such three Business Day period with Parent, and (ii) the Board of Directors of the Company shall have concluded in good faith, as of the effective date of such termination, after taking into account any proposed adjustments to the terms and conditions of this Agreement by Parent during such three Business Day period, that such Acquisition Proposal is a Superior Proposal; and provided, further, that such termination shall not be effective until the Company shall have paid Parent the Company Termination Fee pursuant to Section 8.2(b); or
(h) By written notice of either Parent or the Company, if a court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, Law, ordinance, rule, regulation, judgment, decree, injunction or other order that is in effect and permanently enjoins or otherwise prohibits the consummation of the Merger and the transactions contemplated hereby (a “Closing Restraint”).
8.2 Effect of Termination.
(a) Limitation on Liability. In the event of the termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors, except with respect to the Confidentiality Agreement (subject to the terms thereof, and to Section 6.3 to the extent relating to the Confidentiality Agreement), this Section 8.2, Section 8.5 and Article X and with respect to any liabilities or damages incurred or suffered by a party as a result of (i) the failure for any reason of Parent or Merger Sub to effect the Merger and pay the Merger Consideration upon the satisfaction or waiver of the conditions set forth in Sections 7.1 and 7.2 or (ii) any other willful breach of this Agreement. Nothing contained herein shall be deemed an acknowledgment by Parent or Merger Sub that the Company shall be entitled to damages based on the consideration payable to the stockholders of the Company pursuant to the terms of this Agreement, and nothing contained herein shall be deemed an acknowledgment by the Company that the Company shall not be entitled to damages based on the consideration payable to the stockholders of the Company pursuant to the terms of this Agreement.
(b) Company Termination Fee. The Company shall pay to Parent a termination fee (the “Company Termination Fee”) of $70,000,000 only if this Agreement is terminated as follows:
(i) if Parent shall terminate this Agreement pursuant to Section 8.1(c);
(ii) if the Company shall terminate this Agreement pursuant to 8.1(g);
(iii) if Parent shall terminate this Agreement pursuant to Section 8.1(d) and (A) the Company’s breach or failure triggering such termination shall have been willful, (B) at the time of termination, an Acquisition Proposal (defined for purposes of this clause (iii) by replacing all the references to 30% in the definition of Acquisition Proposal with 50%) with respect to the Company shall have been publicly announced (whether by the Company or any other Person) and (C) the Company enters into a binding acquisition agreement with respect to, or consummates, an Acquisition Proposal within 12 months following the date that this Agreement is terminated; or

(iv) if either party shall terminate this Agreement pursuant to Section 8.1(b) or 8.1(f) and (A) at the time of termination, an Acquisition Proposal (defined for purposes of this clause (iv) by replacing all the references to 30% in the definition of Acquisition Proposal with 50%) with respect to the Company shall have been publicly announced (whether by the Company or any other Person), and (B) the Company enters into a binding acquisition agreement with respect to, or consummates, an Acquisition Proposal within 12 months following the date that this Agreement is terminated.
(c) Parent Termination Fee. Parent shall pay to the Company a termination fee (the “Parent Termination Fee”) of $70,000,000 only if (i) either party shall terminate this Agreement pursuant to Section 8.1(h) and such Closing Restraint relates to antitrust or competition matters or (ii) either party shall terminate this Agreement pursuant to Section 8.1(b) and at the time of such termination the condition set forth in Section 7.1(b) shall not have been satisfied but the conditions set forth in Sections 7.1(c) (except as it relates to a Closing Restraint that relates to antitrust or competition matters), 7.1(e) (except as it relates to a consent, authorization or approval that relates to antitrust or competition matters), 7.2(a), 7.2(b), 7.2(c) and 7.2(e) shall have been satisfied.
(d) Payments. Any payment required to be made pursuant to Section 8.2(b)(ii) or 8.2(c) shall be made concurrently with the termination of this Agreement. Any payment required to be made pursuant to Section 8.2(b)(i) shall be made promptly, but in no event later than five Business Days after the date of termination of this Agreement. Any payment required to be made pursuant to Section 8.2(b)(iii) or 8.2(b)(iv) shall be made concurrently with the earlier to occur of the execution of the binding acquisition agreement with respect to, or consummation of, the Acquisition Proposal giving rise to such payment. In no event shall payment of more than one Company Termination Fee or Parent Termination Fee be made. All payments under Section 8.2 shall be made by wire transfer of immediately available funds to an account designated by Parent or the Company, as applicable.
(e) Mutual Acknowledgement. Each of the Company and Parent acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Parent nor the Company would enter into this Agreement. Accordingly, if the Company or Parent, as applicable, fails to timely pay any amount due pursuant to this Section 8.2, and in order to obtain the payment, the party entitled to payment commences a suit which results in a judgment against the other party for the payments set forth in this Section 8.2, such other party shall pay to the first party its reasonable costs and expenses (including reasonably attorneys’ fees and expenses) in connection with this suit, together with interest on the amount due from each date for payment until the date of the payment at the prime rate of Citibank, N.A. in effect on the date the payment was required to be made. Nothing contained in this Section 8.2 shall limit the rights and remedies of either party at law or in equity in connection with a breach of this Agreement by the other party.
8.3 Amendment. This Agreement may be amended by the mutual agreement of the parties hereto at any time prior to the Effective Time only by an instrument in writing signed by the parties hereto; provided, however, that after the approval of the Merger by the stockholders of the Company, no amendment to this Agreement shall be made which by Law or the rules of

The Nasdaq Stock Market requires further approval by the stockholders of the Company without such further approval by such stockholders.
8.4 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other party with any of the agreements or conditions contained herein; provided, however, that after the Company Stockholder Approval, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of The Nasdaq Stock Market, requires further approval by such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
8.5 Fees and Expenses. All expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same, except for HSR Act filing fees, which shall be borne by Parent.
ARTICLE IX
DEFINITIONS
9.1 Definitions. For purposes of this Agreement, the following terms, when used in this Agreement with initial capital letters, shall have the respective meanings set forth in this Agreement:
“Acquisition Proposal” means other than the transactions contemplated by this Agreement, any offer or proposal relating to a merger, consolidation, business combination, share exchange, tender offer, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company, or any direct or indirect purchase or other acquisition by a Person, together with its Affiliates, of, or a series of transactions to purchase or acquire, 30% or more of the consolidated assets or revenues of the Company and its Subsidiaries or 30% or more of any class of equity securities of the Company or any of its Subsidiaries or any resulting parent company of the Company.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
“Agreement” has the meaning set forth in the preamble hereto.
“Alternative Transaction” means any transaction involving an Acquisition Proposal from a third party.

“Blue Sky Laws” has the meaning set forth in Section 3.4(a).
“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York in the United States of America.
“C.F.R.” has the meaning set forth in Section 3.16(b).
“Cash Portion” has the meaning set forth in Section 2.1(a).
“Certificate of Merger” has the meaning set forth in Section 1.2.
“Certificates” has the meaning set forth in Section 2.2(b).
“Change of Recommendation” has the meaning set forth in Section 6.2(c).
“Closing” has the meaning set forth in Section 1.2.
“Closing Date” has the meaning set forth in Section 1.2.
“Closing Restraint” has the meaning set forth in Section 8.1(h).
“Code” has the meaning set forth in the recitals.
“Company” has the meaning set forth in the preamble hereto.
“Company Common Stock” has the meaning set forth in Section 2.1(a).
“Company Contract” shall mean any: (i) contract that would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC; (ii) contract containing covenants of the Company or any of its Subsidiaries not to compete in any line of business, industry or geographical area or that limits or restricts, or could reasonably be expected to limit or restrict, the business of the Company or of its Affiliates (other than funds associated with either of Domain Associates, L.L.C. and New Enterprise Associates); (iii) contract which creates a partnership or joint venture or similar arrangement with respect to any business of the Company; (iv) contract that, individually or in the aggregate, would or would reasonably be expected to prevent, materially delay or materially impede the Company’s or any of its Subsidiaries’ ability to consummate the transactions contemplated by this Agreement, including any contract with a “change of control” provision; (v) indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or agreement providing for indebtedness in excess of $1,000,000, other than a contract relating to trade receivables entered into in the ordinary course of business consistent with past practice; (vi) contract for the sale of any of its assets after the date hereof in excess of $500,000; (vii) collective bargaining or employee association agreement; (viii) settlement or conciliation agreement or similar agreement with a Governmental Entity or order or consent of a Governmental Entity to which the Company or any of its Subsidiaries is a party involving future performance by the Company or any of its Subsidiaries; (ix) Company Plans; (x) Company IP

Contracts and agreements for Company Leased Real Property; (xi) development, commercialization, exclusivity, option, license right of first offer or refusal, or warehousing agreement pertaining to a pharmaceutical product or device in excess of $2,000,000; (xii) other contract (other than this Agreement, purchase orders for the purchase of inventory or real property leases) under which the Company or any of its Subsidiaries has made, is reasonably likely to make, has received or is reasonably likely to receive, payments in excess of $2,000,000 or the termination or breach of which, or failure to obtain consent in respect of, is reasonably likely to be material; and (xiii) material agreements relating to the Company Key Products.
“Company Current Balance Sheet” has the meaning set forth in Section 3.6(g).
“Company Disclosure Letter” has the meaning set forth in Article III.
“Company Employees” has the meaning set forth in Section 6.10(a).
“Company Equity Plans” means the Company’s Amended and Restated 2000 Stock Incentive Plan and the Company’s Amended and Restated 2001 Non-Employee Director Stock Option Plan.
“Company ESPP” has the meaning set forth in Section 2.4(c).
“Company Form 10-K” has the meaning set forth in Article III.
“Company Intellectual Property Rights” means all (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, provisionals, reissues, re-examinations, and extensions thereof, (ii) trademarks, trade names, service marks, brand names, and domain names, and all applications and registrations therefor, (iii) copyrights and all applications and registrations therefor, (iv) technology, inventions, processes, know-how, and trade secrets and other proprietary rights including, but not limited to, proprietary information, discoveries, formulae, records, forecasts, data, plans, drawings, operation procedures and manuals, and materials of a confidential nature, (v) computer software programs or applications and databases, and (vi) all other intellectual property rights that are currently used in or held for use in the Company’s and any of its Subsidiaries’ businesses, and tangible embodiments of each and any of the foregoing. Notwithstanding the foregoing, “Company Intellectual Property Rights” excludes any rights to thalidomide that were licensed to the Company by Parent pursuant to that certain License Agreement by and between the Company and Parent, dated as of November 16, 2001, as amended by Amendment No. 1, dated March 3, 2003, as further amended by Amendment No. 2, dated April 8, 2003, and as further amended by letter agreements dated August 18, 2003 and December 3, 2004.
“Company IP Contracts” means all contracts, licenses, and other agreements to which the Company or any of its Subsidiaries is a party or otherwise bound (i) granting or obtaining any right to use any material intellectual property (other than contracts, licenses, or other agreements granting rights to use readily available commercial software or having an acquisition price of less than $500,000 in the aggregate for all such related contracts, licenses, or other agreements) or (ii) restricting the Company’s or its Subsidiaries’ rights, or permitting other Persons, to use or register any intellectual property.

“Company Key Products” means all products or chemical compositions based on or covered by Company Intellectual Property Rights, including Vidaza® (azacitidine for injection), Thalidomide Pharmion 50mgTM, Innohep (tinzaparin sodium injection), Refludan (lepirudin), oral azacitidine, MGCD0103 and Amrubicin.
“Company Leased Real Property” has the meaning set forth in Section 3.8(c).
“Company Material Adverse Effect” means any event, change, development, effect or occurrence that, either individually or in the aggregate with all other events, changes, developments, effects or occurrences, would have, or could reasonably be expected to have, a material adverse effect on: (i) the properties, assets, Company Intellectual Property Rights, liabilities, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, but excluding any such event, change, development or occurrence resulting from or arising out of (A) changes in the financial markets generally in the United States or that are the result of acts of war or terrorism, (B) general national or international economic, financial or business conditions affecting generally the pharmaceutical industry that do not relate to or arise from any pending, threatened or ongoing litigation and which do not have a disproportionate effect (relative to other industry participants) on the Company and its Subsidiaries taken as a whole, (C) the execution, announcement and performance of this Agreement, or any actions taken, delayed or omitted to be taken by the Company at the written request of Parent or Merger Sub, (D) the withdrawal by the Company or any of its Subsidiaries of, or any adverse determination of the FDA or the EMEA or any other foreign Governmental Entity within any European Union member state with respect to, any application by the Company or any of its Subsidiaries for approval to market any pharmaceutical product in the United States or any European Union member state other than a withdrawal of any marketing approval granted prior to the date of this Agreement, (E) any decline in the trading price or trading volume of Company Common Stock, (F) any failure by the Company to meet internal projections or forecasts or third party revenue or earnings predictions for any period or (G) changes in GAAP or changes in Law, including regulatory review standards, which do not have a disproportionate effect (relative to other industry participants) on the Company and its Subsidiaries taken as a whole; or (ii) the ability of the Company to consummate the Merger or perform its obligations hereunder; it being understood that any event, change, development, effect or occurrence giving rise to such withdrawal or adverse determination as described in the preceding clause (D), to the extent constituting a breach of the Company’s representations and warranties contained in this Agreement, may be considered in determining whether the condition set forth in Section 7.2(a) has been satisfied; it being further understood that any event, change, development, effect or occurrence giving rise to such decline in the trading price or trading volume of Company Common Stock as described in the preceding clause (E), or such failure to meet internal projections or forecasts or third party predictions as described in the preceding clause (F), as the case may be, may be the cause of a Company Material Adverse Effect.
“Company Options” means each outstanding option, whether vested or unvested, to purchase shares of Company Common Stock issued under the Company Equity Plans.
“Company Plan(s)” has the meaning set forth in Section 3.13(a).
“Company Recommendation” has the meaning set forth in Section 3.3.

“Company SEC Reports” has the meaning set forth in Section 3.6(a).
“Company Securities” has the meaning set forth in Section 3.5.
“Company Stockholder Approval” has the meaning set forth in Section 3.3.
“Company Termination Fee” has the meaning set forth in Section 8.2(b).
“Confidentiality Agreement” has the meaning set forth in Section 6.3.
“Continuity Percentage” shall mean the percentage determined by dividing:
(a) the sum of: (i) the aggregate value of the shares of Parent Common Stock to be issued in the Merger (based on the mean of the highest and the lowest market prices of Parent Common Stock on the Closing Date) and (ii) the product of (x) the number of shares of Company Common Stock owned by Parent on the Closing Date and (y) the sum of (A) the Stock Portion (based on the mean of the highest and the lowest market prices of Parent Common Stock on the Closing Date) and (B) the Cash Portion by
(b) the sum of: (i) the amount determined in clause (a) above, (ii) the aggregate amount of cash to be paid in the Merger (not including cash to be paid for fractional shares pursuant to Section 2.2(e)), (iii) the product of (x) the number of record holders of Company Common Stock on the Closing Date and (y) the Measurement Price less one cent, and (iv) the product of (x) the number of shares of Company Common Stock as to which dissenters’ rights have been exercised under the DGCL at or prior to the Closing and (y) $72.00.
“D&O Insurance” has the meaning set forth in Section 6.9(b).
“DEA” means United States Drug Enforcement Administration.
“Dissenting Shares” has the meaning set forth in Section 2.1(f).
“DGCL” has the meaning set forth in the recitals.
“Effective Time” has the meaning set forth in Section 1.2.
“EMEA” has the meaning set forth in Section 3.16(a).
“Environment” means any surface or subsurface physical medium or natural resource, including, air, land, soil, surface waters, ground waters, stream and river sediments, and biota.
“Environmental Laws” means any federal, state, local or common law, rule, regulation, ordinance, code, order or judgment (including the common law and any judicial or administrative interpretations, guidances, directives, policy statements or opinions) relating to the injury to, or the pollution or protection of worker health and safety or the Environment.
“Environmental Liabilities” means any claims, judgments, damages (including punitive damages), losses, penalties, fines, liabilities, encumbrances, Liens, violations, costs and expenses (including attorneys and consultants fees) of investigation, remediation or defense of any matter relating to human health, safety or the Environment of whatever kind or nature by any party, entity or authority, (A) which are incurred as a result of (i) the existence of Hazardous Substances in, on, under, at or emanating from any real property presently or formerly owned, operated or managed by the Company or any of its past or present Subsidiaries, (ii) the offsite transportation, treatment, storage or disposal of Hazardous Substances generated by the Company or any of its past or present Subsidiaries or (iii) the violation of any Environmental Laws or (B) which arise under the Environmental Laws.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any entity that would be deemed a “single employer” with another entity under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Agent” has the meaning set forth in Section 2.2(a).
“Exchange Fund” has the meaning set forth in Section 2.2(a).
“Exchange Ratio” has the meaning set forth in Section 2.1(a).
“FDA” means United States Food and Drug Administration.
“Final Offering” has the meaning set forth in Section 2.4(c).
“Foreign Filings” has the meaning set forth in Section 3.4(a).
“Foreign Plans” has the meaning set forth in Section 3.13(a).
“Former Company Real Property” has the meaning set forth in Section 3.18(a).
“GAAP” means United States generally accepted accounting principles.
“Governmental Entity” means any (a) nation, region, state, province, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, court or tribunal, or other entity, (d) multinational organization or body or (e) body entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including, without limitation, the FDA and DEA.
“Hazardous Substances” means petroleum, petroleum products, petroleum-derived substances, radioactive materials, hazardous wastes, polychlorinated biphenyls, lead based paint, radon, urea formaldehyde, asbestos or any materials containing asbestos, and any wastes, materials or substances regulated or defined as or included in the definition of “hazardous substances,” “hazardous materials,” “hazardous constituents,” “toxic substances,”

“pollutants,” “contaminants” or any similar denomination intended to classify or regulate substances by reason of toxicity, carcinogenicity, ignitability, corrosivity or reactivity under any Environmental Law.
“HSR Act” has the meaning set forth in Section 3.4(a).
“Indebtedness” shall mean (i) indebtedness for borrowed money or guarantees for any indebtedness of another Person, (ii) outstanding debt securities, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantees of any debt securities of another Person, (iii) “keep well” or other agreements to maintain any financial statement condition of another Person and (iv) any arrangements having the economic effect of any of the foregoing.
“Indemnified Parties” has the meaning set forth in Section 6.9(a).
“IRS” means the United States Internal Revenue Service.
“Law” means any statutes, laws (including common law), rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, applicable to the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as applicable, or their respective properties or assets.
“Liens” means security interests, liens, claims, pledges, options, rights of first refusal, charges and other encumbrances.
“LLCA” has the meaning set forth in the recitals.
“Measurement Price” means the volume weighted average price per share of Parent Common Stock (rounded to the nearest cent) on The Nasdaq Stock Market for the 15 consecutive trading days ending on (and including) the third trading day immediately prior to the Effective Time (as reported by Bloomberg LP for each such trading day, or, if not reported by Bloomberg LP, any other authoritative source reasonably selected by Parent).
“Medicaid” has the meaning set forth in Section 3.15(d).
“Medicare” has the meaning set forth in Section 3.15(d).
“Medical Reimbursement Program” has the meaning set forth in Section 3.15(d).
“Merger” has the meaning set forth in the recitals.
“Merger Consideration” has the meaning set forth in Section 2.1(a).
“Merger Sub” has the meaning set forth in the preamble hereto.
“OIG” has the meaning set forth in 3.15(d).
“Option Exchange Ratio” has the meaning set forth in Section 2.4(a)

“Outside Date” has the meaning set forth in Section 8.1(b).
“Parent” has the meaning set forth in the preamble hereto
“Parent Common Stock” means common stock, par value $.01 per share, of Parent.
“Parent Contracts” has the meaning set forth in the Section 4.10(a).
“Parent Current Balance Sheet” has the meaning set forth in Section 4.6(g).
“Parent Disclosure Letter” has the meaning set forth in Article IV.
“Parent Form 10-K” has the meaning set forth in Article IV.
“Parent Intellectual Property Rights” means all (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, provisionals, reissues, re-examinations, and extensions thereof, (ii) trademarks, trade names, service marks, brand names, and domain names, and all applications and registrations therefor, (iii) copyrights and all applications and registrations therefor, (iv) technology, inventions, processes, know-how, and trade secrets and other proprietary rights including, but not limited to, proprietary information, discoveries, formulae, records, forecasts, data, plans, drawings, operation procedures and manuals, and materials of a confidential nature, (v) computer software programs or applications and databases, and (vi) all other intellectual property rights that are currently used in or held for use in Parent’s and any of its Subsidiaries’ businesses, and tangible embodiments of each and any of the foregoing.
“Parent Material Adverse Effect” means any event, change, development, effect or occurrence that, either individually or in the aggregate with all other events, changes, developments, effects or occurrences, would have, or could reasonably be expected to have, a material adverse effect on: (i) the properties, assets, Parent Intellectual Property Rights, liabilities, business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, but excluding any such event, change, development or occurrence resulting from or arising out of (A) changes in the financial markets generally in the United States or that are the result of acts of war or terrorism, (B) general national or international economic, financial or business conditions affecting generally the pharmaceutical industry that do not relate to or arise from any pending, threatened or ongoing litigation and which do not have a disproportionate effect (relative to other industry participants) on Parent and its Subsidiaries taken as a whole, (C) the execution, announcement and performance of this Agreement, or any actions taken, delayed or omitted to be taken by Parent at the written request of the Company, (D) the withdrawal by Parent or any of its Subsidiaries of, or any adverse determination of the FDA or the EMEA or any other foreign Governmental Entity within any European Union member state with respect to, any application by Parent or any of its Subsidiaries for approval to market any pharmaceutical product in the United States or any European Union member state other than a withdrawal of any marketing approval granted prior to the date of this Agreement, (E) any decline in the trading price of Parent Common Stock, (F) any failure by Parent to meet internal projections or forecasts or third party revenue or earnings predictions for any period or (G) changes in GAAP or changes in Law, including regulatory review standards, which do not have a disproportionate effect (relative to other industry participants) on Parent and its Subsidiaries taken as a whole; or (ii) the ability of Parent to consummate the Merger or perform its obligations hereunder; it being understood that any event, change, development, effect or occurrence giving rise to such withdrawal or adverse determination as described in the preceding clause (D), to the extent constituting a breach of Parent’s representations and warranties contained in this Agreement, may be considered in determining whether the condition set forth in Section 7.3(a) has been satisfied; it being further understood that any event, change, development, effect or occurrence giving rise to such decline in the trading price or trading volume of Parent Common Stock as described in the preceding clause (E), or such failure to meet internal projections or forecasts or third party predictions as described in the preceding clause (F), as the case may be, may be the cause of a Parent Material Adverse Effect.
“Parent Plans” means all “employee benefit plans” within the meaning of Section 3(3) of ERISA, all medical, dental, life insurance, equity, bonus or other incentive compensation, disability, salary continuation, severance, retention, retirement, pension, deferred compensation, vacation, sick pay or paid time off plans or policies, and any other plans, agreements (including employment, consulting and collective bargaining agreements), policies, trust funds or arrangements (whether written or unwritten, insured or self-insured) (i) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by Parent, its Subsidiaries or any of their respective ERISA Affiliates on behalf of any employee, officer, director, stockholder or other service provider of Parent or its Subsidiaries (whether current, former or retired) or their beneficiaries, or (ii) with respect to which Parent, its Subsidiaries or any of their respective ERISA Affiliates has or has had any obligation on behalf of any such employee, officer, director, stockholder or other service provider or beneficiary.
“Parent SEC Reports” has the meaning set forth in Section 4.6(a).
“Parent Securities” has the meaning set forth in Section 4.5.
“Parent Termination Fee” has the meaning set forth in Section 8.2(c).
“Permits” means any material governmental licenses, franchises, permits, certificates, consents, orders, approvals, filings or other similar authorizations or notifications required under applicable Law.
“Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate Proceedings and are adequately reserved as shown on the Company Current Balance Sheet; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate Proceedings; (iii) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the Company Leased Real Property which are not violated by the current use and operation of the Company Leased Real Property; (iv) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to the Company Leased Real Property, which do not materially impair the occupancy or use of the Company Leased Real Property for the purposes for which it is currently used in connection with the Company’s and its

Subsidiaries’ businesses; (v) public roads and highways; (vi) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (vii) Liens on goods in transit incurred pursuant to documentary letters of credit; and (viii) purchase money Liens and Liens securing rental payments under capital lease arrangements.
“Person” means an individual, a group (including a “group” under Section 13(d) of the Exchange Act), a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Entity or any department, agency or political subdivision thereof.
“Pharmaceutical Products” has the meaning set forth in Section 3.16(a).
“PHSA” has the meaning set forth in Section 3.16(a).
“Proceeding” has the meaning set forth in Section 3.12.
“Proxy/Prospectus” has the meaning set forth in Section 6.1(a).
“Proxy Statement” has the meaning set forth in Section 6.1(a).
“Registration Statement” has the meaning set forth in Section 6.1(a).
“Representatives” has the meaning set forth in Section 6.3.
“Resale Registration Statement” has the meaning set forth in Section 6.19.
“Sarbanes-Oxley” means the Sarbanes-Oxley Act of 2002.
“SEC” has the meaning set forth in Section 3.6(a).
“Securities Act” means the Securities Act of 1933, as amended.
“Stock Portion” has the meaning set forth in Section 2.1(a).
“Stockholders’ Meeting” has the meaning set forth in Section 6.2(a).
“Subsidiary” means any corporation, company, partnership, organization or other entity of which the securities or other ownership interests having more than 50% of the ordinary voting power in electing the board of directors or other governing body are, at the time of such determination, owned by an entity or another Subsidiary of such entity.
“Superior Proposal” means a bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (except that references in the definition of “Acquisition Proposal” to “30%” shall be replaced by 100%) made by a third party to enter into an Alternative Transaction that the Board of Directors of the Company determines in its good faith business judgment (after consultation with the Company’s financial advisor and outside legal counsel) to be (i) more favorable to the Company’s stockholders than the Merger (taking into account all of the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise) and relevant legal, financial and regulatory aspects of the proposal, the identity of the third party making such proposal and the conditions for completion of such proposal, (ii) reasonably capable of being consummated, taking into account all financial, legal, regulatory and other aspects of such proposal and (iii) not conditioned upon the ability to obtain financing.
“Surviving Company” has the meaning set forth in Section 1.1.
“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any affiliated group (or by being included (or required to be included) in any Tax Return relating thereto).
“Tax Returns” means any return, report, information return, form, declaration, statement or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including any attachments, amendment; or supplements thereto.
“Treasury Regulations” has the meaning set forth in the recitals.
“U.S.C.” has the meaning set forth in Section 3.16(c).
“Voting Agreement” has the meaning set forth in the recitals.
“WARN Act” has the meaning set forth in Section 3.20.
9.2 Construction.
(a) Unless the context otherwise requires, as used in this Agreement: (i) an accounting term not otherwise defined in this Agreement has the meaning ascribed to it in accordance with GAAP; (ii) “or” is not exclusive; (iii) “including” and its variants mean “including, without limitation” and its variants; (iv) words defined in the singular have the parallel meaning in the plural and vice versa; (v) references to “written” or “in writing” include in visual electronic form; (vi) words of one gender shall be construed to apply to each gender; and (vii) the terms “Article,” “Section,” and “Schedule” refer to the specified Article, Section, or Schedule of or to this Agreement.
(b) A reference to any Person includes such Person’s successors and permitted assigns.

(c) Any references to “dollars” or “$” means dollars of the United States of America.
(d) For purposes of this Agreement, “knowledge” of a party, or words or phrases of similar import or meaning as used in this Agreement shall mean the actual knowledge of any of the executive officers of the Company or its Subsidiaries or of Parent or its Subsidiaries, as applicable, after due inquiry by such persons of those management level employees of the Company or its Subsidiaries or Parent or its Subsidiaries, as applicable, whose duties would, in the normal course of the Company’s or any of its Subsidiaries’ affairs or Parent’s or any of its Subsidiaries’ affairs, as applicable, result in such management level employees having knowledge concerning the subject matter in question.
ARTICLE X
MISCELLANEOUS
10.1 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.
10.2 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:
Notices to Parent or Merger Sub:
Celgene Corporation
86 Morris Avenue
Summit, NJ 07901
Attn: Dr. Sol J. Barer, Chairman and Chief Executive Officer
Facsimile No.: 908-673-9001
with a copy to:
Proskauer Rose LLP
1585 Broadway
New York, NY 10036-8299
Attn: Robert A. Cantone, Esq.
Facsimile No.: 212-969-2900

Notices to the Company:
Pharmion Corporation
2525 28th Street
Boulder, CO 80301
Attn: Patrick J. Mahaffy, Chief Executive Officer
Facsimile No.: 720-564-9191
with a copy to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, N.Y. 10019-6099
Attn: Peter H. Jakes, Esq.
          William H. Gump, Esq.
Facsimile No.: 212-728-8111
10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.
10.4 Entire Agreement. This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the other documents delivered pursuant hereto and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter of this Agreement.
10.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion, prior to the Company obtaining Company Stockholder Approval, any or all of its rights, interests and obligations under this Agreement to any direct wholly owned Subsidiary of Parent without the consent of the Company, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement.
10.6 Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 6.9, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.7 No Strict Construction. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.
10.8 Governing Law; Consent to Jurisdiction and Venue.
(a) This Agreement and the transactions contemplated by this Agreement, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State and without reference to conflict of laws principles.
(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or Federal Court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated by this Agreement or thereby, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or Proceeding except in such courts, (ii) agrees that any claim in respect of any such action or Proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or Proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or Proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such action or Proceeding shall be conclusive and may be enforced in any other place of competent jurisdiction by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.
10.9 Disclosure Letters. The statements in the Company Disclosure Letter and the Parent Disclosure Letter relate to the provisions in the section of this Agreement to which they expressly relate and any other provision of this Agreement to which the relevance of such statements is readily apparent. In the Company Disclosure Letter and the Parent Disclosure Letter, (a) all capitalized terms used but not defined therein shall have the meanings assigned to them in this Agreement, (b) the section numbers correspond to the section numbers in this Agreement and (c) inclusion of any item in a disclosure letter (i) does not represent a determination that such item is material or establish a standard of materiality, (ii) does not represent a determination that such item did not arise in the ordinary course of business, (iii) does not represent a determination that the Merger requires the consent of third parties and (iv) shall not constitute, or be deemed to be, an admission to any third party concerning such item.
10.10 Time of the Essence. Time is of the essence regarding all dates and time periods set forth or referred to in this Agreement or any document contemplated by this Agreement.

10.11 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be a complete and adequate remedy. Accordingly, the parties hereto agree that each shall be entitled to seek injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations hereunder, in addition to any other rights or remedies available hereunder or at law or in equity.
10.12 WAIVER OF TRIAL BY JURY. THE PARTIES HERETO WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING UNDER OR CONCERNING THIS AGREEMENT OR ANY ACTION OR PROCEEDING ARISING OUT OF OR CONCERNING THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING.
10.13 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger on the day and year first above written.

CELGENE CORPORATION

By:	/s/ Sol J. Barer

Name:	Sol J. Barer
Title:	Chairman of the Board and Chief Executive Officer

COBALT ACQUISITION LLC

By:	/s/ Sol J. Barer

Name:	Sol J. Barer
Title:	Chairman of the Board and Chief Executive Officer

PHARMION CORPORATION

By:	/s/ Patrick J. Mahaffy

Name:	Patrick J. Mahaffy
Title:	President and Chief Executive Officer